Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-130249

Supplement to
Proxy Statement/Prospectus
dated March 2, 2006

On or about March 6, 2006, we mailed to you a proxy statement/prospectus relating to a master agreement and plan of merger by and among Host Marriott Corporation, or Host, Host Marriott, L.P., or Host LP, Starwood Hotels & Resorts Worldwide, Inc., or Starwood, and Starwood’s majority owned subsidiary, Starwood Hotels & Resorts, or Starwood Trust, pursuant to which Host will acquire a portfolio of hotels from Starwood and certain Starwood subsidiaries in a series of transactions, including the merger of a direct, wholly owned subsidiary of Host LP with and into Starwood Trust.

On March 24, 2006, the parties to the master agreement entered into an amendment agreement to the master agreement, the indemnification agreement and the tax sharing and indemnification agreement related thereto. These amendments were for the purpose of reflecting the agreement of the parties to: (1) permanently exclude from the transactions the three hotels located in Canada, (2) have Starwood assume or repay the $450 million of 7 3/8% debentures due November 15, 2015 issued by Sheraton Holding Corporation, or SHC, (3) modify the hotel management structure to be utilized with respect to the four hotels located in Spain and Italy, (4) in connection with the modified hotel management structure, temporarily defer the closing on the five hotels located in Spain, Italy and the United Kingdom until expiration of the notice periods described in this supplement, (5) extend the termination date of the master agreement until April 24, 2006, and (6) make other technical and administrative amendments described in this supplement.

The board of directors of Host has approved the master agreement, as amended, and the issuance of Host common stock in the transactions contemplated thereby, and recommended that Host common stockholders vote “FOR” the proposal to approve the issuance of shares of Host common stock in the transactions.

Your vote is very important to us. The transactions cannot be completed unless the holders of a majority of shares of Host common stock voting in person or by proxy at the special meeting of Host stockholders approve the issuance of shares of Host common stock in the transactions, provided that the total votes cast represent over 50% of the outstanding shares of Host common stock entitled to vote. The time, date and place of the special meeting of Host stockholders has not changed; it will be held on April 5, 2006 at 9:00 a.m., local time, at the Marriott Metro Center in Washington, D.C. The record date for the special meeting also has not changed. Only stockholders who owned shares of Host common stock at the close of business on February 22, 2006, the record date for the special meeting, will be entitled to vote at the special meeting. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. Whether or not you plan to be present at the special meeting, if you have not previously voted or if you wish to revoke or change your vote, you should read “Questions and Answers About Voting Procedures for The Host Special Meeting” on page iv and v of the proxy statement/prospectus dated March 2, 2006.

A Starwood subsidiary already has adopted the master agreement and approved the transactions and no other approval of Starwood Trust shareholders or Starwood stockholders is required. Accordingly, no vote of Starwood Trust shareholders or Starwood stockholders is being sought, and therefore no proxy is being requested, with respect to the transactions.

This supplement describes the material provisions of the amendment agreement (a copy of which is attached hereto as Annex A and incorporated herein by reference) as well as additional information about Host, Starwood and the transactions. We urge you to read this document carefully and in its entirety. We also encourage you, if you have not done so already, to review the proxy statement/prospectus dated March 2, 2006. You should consider the matters discussed under “Risk Factors Relating to the Merger” beginning on page 22 of the March 2 proxy statement/prospectus before voting.

Host common stock is traded on the New York Stock Exchange under the trading symbol “HMT”. On March 24, 2006, Host common stock closed at $21.10 per share as reported on the New York Stock Exchange Composite Transaction Tape.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these transactions or the securities to be issued under the March 2 proxy statement/prospectus and this supplement or determined if the proxy statement/prospectus or this supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This supplement is dated March 24, 2006, and is being first mailed to stockholders on or about March 27, 2006.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This supplement contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “continue,” and other similar terms and phrases, including statements about the expected scope and timing of the transactions and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to:

•	the completion of the transactions (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions, including but not limited to those listed in this proxy statement/prospectus, and there can be no assurances that the transactions as a whole, or portions of it, will be completed;

•	national and local economic and business conditions and changes in travel patterns that will affect demand for hotel products and services, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and liquidity;

•	changes in taxes and government regulations that influence or determine wages, prices, construction procedures and costs;

•	operating risks associated with the hotel business;

•	risks associated with the level of Host’s indebtedness and Host’s ability to meet covenants in its debt agreements;

•	relationships with property managers;

•	the ability of Host to maintain its respective properties in a first-class manner, including meeting capital expenditure requirements;

•	the ability of Host to compete effectively in areas such as access, location, quality of accommodations and room rate;

•	the ability of Host to complete pending acquisitions and dispositions and the risk that potential acquisitions may not perform in accordance with expectations;

•	the effect of terror alerts and potential terrorist activity on travel and Host’s ability, and prior to the completion of the transactions with respect to hotels to be acquired by Host, Starwood’s ability, to recover fully under its existing insurance for terrorist acts and to maintain adequate or full replacement cost “all-risk” property insurance of its properties;

•	government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;

•	the effects of tax legislative action;

•	the ability of Host and each of the real estate investment trust, or REIT, entities currently contemplated to be acquired or established by Host in the transactions to continue to satisfy complex rules in order to qualify as REITs for federal income tax purposes, the ability of Host LP to satisfy the rules to maintain its status as a partnership for federal income tax purposes, the ability of certain Host LP’s subsidiaries to maintain their status as taxable REIT subsidiaries for federal income tax purposes and Host’s ability and the ability of its subsidiaries, and similar entities to be acquired or established by Host in the transactions, to operate effectively within the limitations imposed by these rules;

•	the effect of any rating agency downgrades on the cost and availability of new debt financings;

i

•	the relatively fixed nature of property-level operating costs and expenses for Host and the portfolio to be acquired by Host in the transactions; and

•	other factors discussed under the heading “Risk Factors” beginning on page 22 of the proxy statement/prospectus and in other filings with the SEC.

Although Host believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Host can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host undertakes no obligations to update any forward-looking statement to conform the statement to actual results or changes in expectations, except as required by federal securities laws.

ii

Annex

Annex A         Amendment Agreement

iii

AMENDMENT AGREEMENT

On March 24, 2006, the parties to the master agreement entered into an amendment agreement for the purpose of amending the master agreement, the indemnification agreement and the tax sharing and indemnification agreement related thereto. The March 2 proxy statement/prospectus included the master agreement, the indemnification agreement and the tax sharing and indemnification agreement as annexes thereto and also included a summary of these agreements, beginning on page 84 of the proxy statement/prospectus.

The amendment agreement is included as Annex A to this supplement, and is incorporated by reference into this discussion. The following discussion summarizes the material changes to the master agreement, the indemnification agreement and the tax sharing and indemnification agreement made by the amendment agreement.

Permanent Exclusion of the Canadian Hotels.

Included among the 38 hotels that Host agreed to acquire pursuant to the master agreement were three hotels located in Canada: (1) the Sheraton Centre Toronto Hotel, (2) Le Centre Sheraton Montreal Hotel and (3) the Sheraton Hamilton Hotel. The master agreement had contemplated that Starwood would seek a ruling from the Canada Revenue Agency (CRA) with respect to the transaction structure intended by the parties to facilitate the sale of these three Canadian hotels. The master agreement provided that, if Starwood did not succeed in obtaining the contemplated tax ruling, Starwood could elect to exclude these Canadian hotels from the transactions. In the event of such an election, the purchase price payable to Starwood in the transactions would be reduced by approximately $276 million, representing the aggregate amount of the purchase price allocated to the Canadian hotels under the master agreement.

Starwood has been informed by the CRA that it is not prepared to issue the tax ruling requested by Starwood. As a result, the parties have confirmed in the amendment agreement that, consistent with the terms of the master agreement, the three above-referenced Canadian hotels are permanently excluded from the transactions and Host and its affiliates have no further obligation to acquire these hotels. As a consequence of this exclusion, the purchase price payable to Starwood in the transactions will be reduced by the amount set forth above.

European Structural Changes

Under the master agreement, Host and Starwood agreed with respect to the hotels located in Spain and Italy to cause their respective subsidiaries to enter into sublease and other arrangements in lieu of management services agreements to take into account applicable requirements of local law and other foreign considerations. To ensure these alternative arrangements achieved comparable economic results, Host and Starwood agreed to enter into a compensating balance agreement that would provide for certain adjustment payments, if any.

Since entering into the master agreement, Host and Starwood have determined they would prefer to cause their respective subsidiaries to enter into management services agreements, modified as appropriate for the applicable foreign jurisdictions, rather than the sublease and other arrangements. Accordingly, the amendment agreement deletes the provisions of the master agreement establishing the sublease and compensating balance agreement that were contemplated by the former structure and sets forth the agreement of the parties with respect to the framework for the management services agreements to be entered into in those jurisdictions. In essence, the hotels will be leased to a taxable REIT subsidiary of Host in accordance with the customary structure (see “Structure of Host Following the Transactions—Taxable REIT Subsidiaries (TRSs)” beginning on page 115 of the proxy statement/prospectus), and affiliates of Starwood will provide management and supervisory management services comparable to the services provided under the customary form of operating agreements.

Generally, the management services agreements to be entered into in these jurisdictions, as with the prior sublease structure, are intended to confer comparable economic rights in the aggregate to the parties as would be provided under management services agreements and any other applicable agreements for acquired hotels located in the United States. For a description of the management services and other agreements into which affiliates of Host and Starwood will enter with respect to the operation of the acquired hotels, see “Relationship of Host and Starwood Following the Transactions” beginning on page 118 of the proxy statement/prospectus.

Deferral of Closing on Certain European Hotels

In the event Host stockholders approve the issuance of Host common stock in the transactions at the special meeting, the parties currently expect that the initial closing of the transactions will occur on April 10, 2006 and, in any event, on or prior to April 24, 2006.

Under the terms of the master agreement, Host can defer from the initial closing of the transactions, any hotel that is subject to an event or circumstance that constitutes a “Deferral Trigger” (as defined in the master agreement), including the failure to obtain certain regulatory consents or if certain required regulatory notice periods have not elapsed. Moreover, the master agreement also provides that, if Host’s closing conditions on the transactions are satisfied or waived (or capable of being satisfied or waived at closing), but a required consent has not yet been obtained with respect to any one of three primary European hotels (i.e., The Westin Palace Madrid, a Luxury Collection Hotel, The Westin Palace, Milan, a Luxury Collection Hotel and The Westin Europa & Regina (a hotel located in Venice, Italy)), Host can elect to defer the closing of all three of these hotels, as well as the following hotels:

•	Sheraton Roma Hotel & Conference Center (Rome, Italy)

•	Sheraton Skyline Hotel & Conference Centre (Hayes, United Kingdom)

•	Sheraton Santiago Hotel and Convention Center (Santiago, Chile)

•	San Cristobal Tower (Santiago, Chile)

•	Sheraton Fiji Resort (Nadi, Fiji)

•	Sheraton Royal Denarau Resort (Nadi, Fiji)

Works Council Deferrals. Under applicable Spanish law, the acquisition of the Westin Palace Madrid requires that Starwood notify the employees’ legal representatives of the acquisition, lease transfer and management services structure described above and that, prior to closing, Starwood consult with the employees’ legal representatives for a period of 15 calendar days after the date of such notice. Starwood has informed Host that it intends to provide such notice to the employees’ legal representatives in sufficient time so that the consultation period will end prior to May 3, 2006. Similarly, under applicable Italian law, the acquisition of the The Westin Palace, Milan, a Luxury Collection Hotel, The Westin Europa & Regina and the Sheraton Roma Hotel & Conference Center each requires that Starwood notify the relevant employees’ legal representatives of the acquisition, lease transfer and management services structure for the hotels and that, prior to closing, Starwood consult with the employees’ legal representatives for a period of 25 calendar days after the date of such notice. Starwood has informed Host that it intends to provide such notice to the employees’ legal representatives in sufficient time so that the consultation period for each of the hotels will end prior to May 3, 2006. Host currently expects that, in the event that Host stockholders approve the issuance of Host common stock in the transactions at the special meeting, all of Host’s closing conditions will be satisfied (or be capable of being satisfied at closing) prior to the expiration of the consultation periods described above. Therefore, upon receipt of the required Host stockholder approval, Host would have the right under the Master Agreement to defer closing of the nine hotels located in Spain, Italy, United Kingdom, Chile and Fiji.

Pursuant to the amendment agreement, as a result of these required employee consultation periods, the parties have agreed to defer from the initial closing of the transactions, the following hotels:

•	The Westin Palace, Madrid, a Luxury Collection Hotel

•	The Westin Palace, Milan, a Luxury Collection Hotel

•	The Westin Europa & Regina

•	Sheraton Roma Hotel & Conference Center; and

•	Sheraton Skyline Hotel & Conference Centre

Notwithstanding the terms of the master agreement which would otherwise defer the closing of the two hotels located in Chile and the two hotels located in Fiji as a consequence of the deferral of The Westin Palace, Madrid, a Luxury Collection Hotel, The Westin Palace, Milan, a Luxury Collection Hotel and The Westin Europa & Regina, Host and Starwood have agreed to close the acquisition of the four hotels in Chile and Fiji as part of the initial closing of the transactions.

Subsequent Closing of Acquisition of Deferred Hotels. The master agreement, as amended, provides that the parties will work to complete the acquisitions of The Westin Palace, Madrid, a Luxury Collection Hotel, The Westin Palace, Milan, a Luxury Collection Hotel, the Sheraton Roma Hotel & Conference Center and the Sheraton Skyline Hotel & Conference Centre by May 3, 2006 and, in any event, as promptly as practicable following the initial closing date for the transactions. As the consultation periods with the various employee representatives which resulted in the deferral of such hotels are expected to end prior to May 3, 2006, the parties expect these closings to be consummated by that outside date.

The sale of the stock of the entity owning The Westin Europa & Regina in the transactions has, as noted in the March 2 proxy statement/prospectus, triggered two successive rights of first refusal on this hotel held by the Italian Ministry of Cultural Heritage. The first right expired unexercised on March 16, 2006. The second right of first refusal is anticipated to be filed by Starwood with the applicable authorities before the end of March 2006, such that the second right, if unexercised, will expire before the end of May 2006. The parties have agreed in the amendment agreement to work to complete The Westin Europa & Regina by June 15, 2006 and, in any event, as promptly as possible after expiration of the second right of first refusal (assuming no exercise of the right). The parties have no reason to believe, and do not expect that, the Italian Ministry of Cultural Heritage will exercise the remaining right of first refusal.

In addition, the parties intend to file with the Italian Competition Authority required notices in connection with the acquisition of The Westin Palace, Milan, a Luxury Collection Hotel, The Westin Europa & Regina and Sheraton Roma. For a period of thirty days from such filing the authority may review the transaction and object to Host’s acquisition of any of these three hotels. This notice and review period does not constitute a Deferral Trigger under the master agreement. Host intends to provide this notice in sufficient time so that the review period will expire prior to April 30, 2006. Because Host currently owns no assets in Italy, the parties believe it is unlikely that any objection will be raised by the authority and does not expect that this filing and notice period will defer the closing on these hotels past the closing dates anticipated by expiration of the works council approval periods and the right of first refusal period.

The subsequent closing of the acquisition of each of these five deferred hotels also is subject to the absence of the occurrence of certain other events and the satisfaction of customary conditions of closing concerning such hotels, as described on page 90 of the March 2 proxy statement/prospectus. The parties have no reason to believe that any of these other conditions to the closing of any of the deferred hotels will fail to be satisfied.

Based on the foregoing, the parties currently believe it is likely they will consummate the acquisition of the five European hotels deferred from the initial closing of the transactions. Moreover, Host believes its failure to close on one or more of the five deferred hotels would not be material to Host or its operations. Nevertheless, there can be no assurance that any or all of the remaining conditions to the acquisition of the deferred hotels, including the circumstances which resulted in their deferral, eventually will be satisfied or resolved and that Host will successfully acquire all, or any, of the five European hotels subject to the deferred closing. Therefore, when deciding whether to vote to approve the issuance of the shares of Host common stock in the transactions, Host stockholders should take into account the risk that one or more of the five hotels deferred from the initial closing of the transactions could permanently be excluded from the transactions. Further, if the conditions to closing are not satisfied for any of The Westin Palace, Madrid, a Luxury Collection Hotel, Westin Palace, Milan, a Luxury Collection Hotel or The Westin Europa & Regina, Host may elect to permanently exclude, and not purchase in the transactions, all five of the European hotels that are subject to deferral.

In the unlikely event that Host were not to close all of the deferred hotels, the purchase price payable to Starwood for the 30 hotels located in the United States, Poland, Fiji and Chile to be acquired in the initial closing of the transactions will be reduced by approximately $562 million (representing the aggregate amount of the purchase price allocated by the parties in the master agreement to the five European hotels subject to the deferred closing). For additional information on the hotels subject to the initial closing and those subject to the deferred closing, see the section of this supplement entitled “Host Marriott Corporation Unaudited Pro Forma Financial Statements” beginning on page S-9.

Other Modifications and Technical Amendments

The amendment agreement also contains additional amendments, acknowledgements and technical corrections with respect to the master agreement and the indemnification agreement agreed to by the parties, including:

SHC Indebtedness. Starwood has determined that, in connection with certain distributions that SHC will make to Starwood prior to the initial closing of the transactions, Starwood will assume all of SHC’s obligations under the $450 million of 7 3/8% debentures due November 15, 2015, or the 2015 debentures, issued by SHC and SHC will thereafter be released from all obligations under the 2015 debentures. As a result, the $450 million of the 2015 debentures will no longer constitute Specified Indebtedness under the master agreement and the cash portion of the purchase price for the stock of SHC in the transactions will be increased by $450 million.

As disclosed in the March 2 proxy statement/prospectus, Host previously has exercised its right, by notice to Starwood, to cause the $150 million of 7 3/4% debentures due November 15, 2025, or the 2025 debentures, not to constitute “Specified Indebtedness” under the master agreement. Starwood management has informed Host that it will assume the $150 million of the 2025 debentures and will likely redeem the $150 million of the 2025 debentures after the initial closing.

No Solicitation Covenant. The master agreement contains restrictions on the ability of Starwood to solicit or engage in discussions or negotiations with a third party with respect to a “takeover proposal” (which includes a proposal to acquire a significant interest in the hotels to be acquired by Host in the transactions). The parties have agreed pursuant to the amendment agreement, that, in addition to the other exclusions outlined in the proxy statement/prospectus, a takeover proposal will not include any inquiry, proposal or offer that relates to a more than 50% change in the ownership of Starwood. For a more complete summary of takeover proposals and the no solicitation covenant in the master agreement, see the discussion in the proxy statement/prospectus under the section “Material Terms of the Principal Transaction Agreements—No Solicitation” beginning on page 100 of the proxy statement/prospectus.

Purchase Price Allocations. The parties have agreed to certain adjustments to the allocation of the purchase price among the various assets and entities being acquired in the transactions.

Termination of the Master Agreement. The parties have agreed to extend the termination date of the master agreement from April 17, 2006 to April 24, 2006.

UPDATE TO THE FINANCING FOR THE TRANSACTIONS

The March 2 proxy statement/prospectus contains a summary of Host’s plans for financing the transaction beginning on page 78 of such proxy statement/prospectus. The discussion below supplements that disclosure.

Adjustments to the Cash Portion of the Purchase Price

As a result of (1) the permanent exclusion of the three Canadian hotels from the transactions, and (2) the agreement not to have the $450 million of the 2015 debentures remain outstanding obligations of SHC at the initial closing of the transactions, the parties anticipate that the cash portion of the purchase price in the transactions will be approximately $1.39 billion. Approximately $825 million of this cash, in the aggregate, will be paid to holders of Class B Shares and Class A Exchangeable Preferred Shares of Starwood Trust and to Starwood in connection with the initial closing of 30 hotels located in the United States, Chile, Fiji and Poland and approximately $562 million will be paid to Starwood in connection with the deferred closing on the five European hotels.

Asset Sales

Host currently expects that its planned disposition of the Swissôtel The Drake, New York will close in early April 2006 for estimated net proceeds of approximately $420 million.

European Joint Venture

On March 24, 2006, Host entered into an agreement forming a joint venture to acquire and hold the five deferred European hotels and the Sheraton Warsaw Hotel & Towers, which we refer to as the “European joint venture.” A summary of the material terms of the European joint venture is contained in this supplement in the section “Update to Host Structure Following the Transactions.” Host currently expects that the European joint venture will acquire the five deferred European hotels directly from Starwood. Through a combination of equity contributions to the joint venture by the venture partners and new debt to be incurred by the joint venture, the joint venture is expected to provide approximately $561 million of financing for the acquisition. Additionally, at the time the joint venture acquires the deferred European hotels, Host expects to contribute the Sheraton Warsaw Hotel & Towers to the joint venture.

Senior Notes Offering

Host LP may offer, subject to market and other conditions, senior notes in an offering exempt from registration under the Securities Act of 1933, as amended. In the event that Host LP consummates a senior notes offering, the net proceeds from the offering may be used to fund, in part, the cash portion of the purchase price of the transactions or to repay any amounts drawn under the bridge loan facility.

Any such offering of senior notes will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and will be offered only to qualified institutional buyers in reliance on Rule 144A and in offshore transactions pursuant to Regulation S under the Securities Act. Unless so registered, the senior notes will not be able to be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This supplement shall not constitute an offer to sell or the solicitation of an offer to buy senior notes, nor shall there be any sale of senior notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Bridge Loan Facility

The aggregate amount that will be available to Host to fund the cash portion of the purchase price of the transactions under commitments received for the bridge loan facility has been reduced to approximately $1.39 billion from $1.67 billion to reflect the decrease in the purchase price of approximately $276 million resulting from the permanent exclusion of the three Canadian hotels. Host has received commitments for a bridge loan facility from Goldman Sachs Credit Partners, L.P., Deutsche Bank AG Cayman Islands Branch, Banc of America Bridge LLC, Merrill Lynch Capital Corporation, Citicorp North America Inc., Société Générale, Calyon New York Branch, The Bank of New York, Wachovia Bank, National Association, The Bank of Nova Scotia and The Royal Bank of Scotland Plc. In the event Host LP consummates a senior notes offering as described above, the aggregate amount of commitments under the bridge loan facility will be further reduced by the amount of the net proceeds received by Host LP in such offering. In the event we complete a senior notes offering and the sale of the Swissôtel The Drake, New York prior to the initial closing of the Starwood transactions, such proceeds together with the net proceeds of the European joint venture described above and available cash will be sufficient to fund the cash portion of the purchase price of the transactions, and we would not expect to draw on the bridge loan facility. To the extent the sale of the Swissôtel The Drake, New York is not completed by the initial closing of the transactions and/or the senior notes are not issued, we may use the bridge loan facility to fund a portion of the cash purchase price and proceeds from any subsequent sale of the Swissôtel The Drake, New York or issuance of senior notes would then be used to repay draws on the bridge loan facility. In addition, Host also has $575 million of availability under its credit facility which could also be used to fund a portion of the cash purchase price instead of the bridge loan facility in the event the permanent financings are not completed by the closing of the transactions.

UPDATE TO HOST STRUCTURE FOLLOWING THE TRANSACTIONS

The March 2 proxy statement/prospectus contains a summary of the structure that Host and its subsidiaries anticipate after consummation of the transactions. The summary contained in the March 2 proxy statement/prospectus is supplemented by the following updated disclosure that reflects changes as a result of the exclusion of the three Canadian hotels from the transactions and Host’s entering into the European joint venture.

Set forth below is a summary chart of the structure that Host and its subsidiaries anticipate after consummation of the transactions (including formation of the European joint venture and consummation of certain post-closing structuring transactions to be undertaken by Host) subject to the terms and conditions of the master agreement and the other acquisition transaction agreements.

General

Upon consummation of the acquisition of the Starwood Transactions and certain post-closing structuring transactions, Host LP will directly hold four of the acquired hotels located in the United States. Host LP will hold 25 of the hotels indirectly in the manner described below. The remaining six European hotels will be held in a joint venture in which Host LP will reflect its approximate 32% partnership interest as an investment in affiliates under the equity method of accounting.

Sheraton Holding Corporation

SHC, directly or indirectly through subsidiaries, will hold five of the acquired hotels located in the United States. SHC also will hold, indirectly, through a subsidiary structured as a “foreign currency REIT”, Host’s approximate 32% interest in the European joint venture that will hold the six European hotels acquired in the transactions. For additional information concerning the foreign currency REITs, see the discussion below.

Foreign Currency REIT Subsidiaries

Following the transactions, Host LP will own 100% of the outstanding common stock of SHC and, directly or indirectly, three Maryland business trusts that will elect to be treated as REITs. SHC will hold its interest in the European joint venture through one of these newly-formed “subsidiary REITs”. A second subsidiary REIT will own the two hotels located in Chile and a third subsidiary REIT will own the two hotels located in Fiji. These three subsidiary REITs will operate as “foreign currency” REITs, as described below in more detail.

Host intends to cause each of SHC and the three subsidiary “foreign currency” REITs to issue shares of a class of preferred stock to approximately 125 unrelated third-party stockholders (the total preferred equity to be issued is expected to be less than $1 million). The offerings will not be registered under the Securities Act of 1933, as amended or applicable state securities laws and will be made solely to accredited investors in reliance on an exemption pursuant to Regulation D under the Securities Act. Unless so registered, the securities will not be able to be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The foreign currency adopted as the functional currency by each foreign currency REIT will correspond to the currency used in the country in which each of the acquired hotels is located. The use of these foreign currency REITs to acquire, directly or indirectly, the foreign hotel properties will eliminate exposure of these foreign currency REITs to foreign exchange gain, which gain is currently non-qualifying REIT gross income. Host currently has a request for a ruling pending with the IRS in order for each of the three foreign currency REITs to adopt a functional currency other than the U.S. dollar.

This supplement shall not constitute an offer to sell or the solicitation of an offer to buy securities of SHC or any of the three foreign currency REIT subsidiaries, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

European Joint Venture

On March 24, 2006, Host LP entered into an Agreement of Limited Partnership, forming a joint venture in The Netherlands with Stichting Pensioenfonds ABP, the Dutch pension fund (“ABP”), and Jasmine Hotels Pte Ltd, a subsidiary of GIC Real Estate Pte Ltd (“GIC RE”), the real estate investment company of the Government of Singapore Investment Corporation Pte Ltd (GIC). The purpose of the joint venture will be the acquisition and ownership of the five deferred European hotels and the Sheraton Warsaw Hotel & Towers.

The joint venture has two components—the hospitality venture and the TRS venture, which we collectively refer to as the “joint venture”. The hospitality venture will acquire the European hotels. The TRS venture will lease the European hotels, as tenant (through subsidiaries that will qualify as taxable REIT subsidiaries (TRS) for federal income tax purposes), from subsidiaries of the hospitality venture, as landlord, and enter into hotel operating and similar agreements with Starwood. The aggregate size of the joint venture is initially expected to be approximately $640 million, including total capital contributions of approximately $227 million, of which approximately $73 million will be contributed by Host in the form of cash and through the contribution by Host LP of the Sheraton Warsaw Hotel & Towers. Through newly-formed Dutch BVs (private companies with limited liability), Host LP will be a limited partner in the joint venture (together with ABP and GIC RE, the “Limited Partners”) and also will serve as the general partner for the joint venture. The percentage interests of the parties in the joint venture will be 19.9% for ABP, 48% for GIC RE and 32.1% for Host LP (including its limited and general partner interests).

The joint venture will acquire from Starwood the following five hotels to be acquired in the Starwood Transactions: the Sheraton Roma Hotel & Conference Center; The Westin Palace, Madrid, a Luxury Collection Hotel; the Sheraton Skyline Hotel and Conference Centre; The Westin Palace, Milan, a Luxury Collection Hotel; and The Westin Europa & Regina. In addition, Host LP will contribute the Sheraton Warsaw Hotel & Towers, which it will acquire from Starwood, to the joint venture.

The partners are contemplating entering into an expanded joint venture, which would be subject to antitrust clearance. In the event that such approval is obtained and the parties enter into the expanded venture, then in exchange for providing certain additional approval rights to the Limited Partners and subject to certain exclusivity provisions, the partners would increase the aggregate size of the joint venture to approximately €533 million of equity (of which approximately €171 million would be contributed by Host) and, after giving effect to indebtedness the joint venture would be expected to incur, aggregate funds that the hospitality venture would have available for investment are expected to be approximately €1.5 billion. The focus of the expanded joint venture would be on the acquisition, ownership and potential disposition of full service hotel properties located in Europe (with properties in particular in the United Kingdom, France, Germany, Italy and Spain). In connection with the expanded joint venture, the partners would also agree that, subject to certain exceptions, investments that are consistent with the joint venture’s investment parameters would be made through the joint venture for a period of two years (three years in the case of Host) or earlier in the event that at least 90% of the joint venture’s committed capital is called or reserved for use prior to such date.

Pursuant to the agreements, distributions to partners will be made on a pro-rata basis (based on their limited partnership interests) until certain return thresholds are met. As those thresholds are met, Host LP’s general partner interest will receive an increasing percentage of the distributions.

Unless waived or consented to by all limited partners, the aggregate indebtedness of the joint venture may not exceed 65% of the appraised value of the assets of the joint venture at the end of the three-year commitment period and thereafter, and the indebtedness incurred with respect to any single investment shall not exceed 75% of the appraised value of such asset.

Asset Management and Fees. An affiliate of Host LP (the “Asset Manager”) has entered into an asset management agreement with the joint venture to provide asset management services in return for an annual asset management fee.

Joint Venture Expenses. The partners in the joint venture will pay their pro rata share of set-up costs, acquisition expenses and ongoing expenses. Ongoing expenses of the joint venture include, but are not limited to, operational and administrative expenses such as the costs associated with holding annual meetings, expenses incurred with dissolution/liquidation, debt service costs, taxes, and expenses incurred in connection with obtaining legal, tax, accounting or other consulting advice.

Host LP or its affiliates, including the Asset Manager, will be responsible for paying certain expenses related to asset management, including all salaries and employee benefits of employees and related overhead including rent, utilities, office equipment, necessary administrative and clerical functions and other similar overhead expenses.

Term, Dissolution and Liquidation. The initial term of the joint venture is ten years subject to two one-year extensions with partner approval. By a majority vote of the Limited Partners, excluding limited partner interests affiliated with Host LP, the joint venture may be dissolved early. In an event where dissolution is triggered, any partner will have the option to offer its interest to the remaining partners at its current net asset value, to be determined by appraisal. If the remaining investors do not elect to acquire the interest, Host as general partner shall cause the joint venture to conduct an orderly liquidation of the assets through a sale of the assets individually, by portfolio sale or via an initial public offering. Due to certain rights given to ABP and GIC RE, the joint venture will not be consolidated by Host LP.

HOST MARRIOTT CORPORATION UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Host, together with Host LP, entered into the master agreement and other transaction agreements, each as amended, to acquire a portfolio of 35 hotels from Starwood. The terms of the transactions are described in more detail elsewhere in this supplement and in the proxy statement/prospectus and the master agreement, as amended, and certain other transaction agreements that have been filed with the SEC. The transactions are subject to a number of terms and conditions that could delay or prevent the closing of the transactions, or result in modifications to the transactions. On March 24, 2006, we entered into agreements forming a joint venture for the purpose of acquiring and holding six hotels located in Europe to be acquired in the transactions: The Westin Palace, Madrid, a Luxury Collection Hotel, The Westin Palace, Milan, a Luxury Collection Hotel, The Westin Europa & Regina, the Sheraton Roma Hotel & Conference Center, the Sheraton Skyline Hotel & Conference Centre and the Sheraton Warsaw Hotel & Towers. For a discussion of the terms of this joint venture, see “Structure of Host Following the Transactions—European Joint Venture” and “Update to the Financing for the Transactions”.

The following unaudited pro forma financial statements have been prepared based upon our audited consolidated financial statements and the audited combined financial statements of the Starwood portfolio for the year ended December 31, 2005, and upon certain assumptions, as set forth in the notes to the unaudited pro forma financial statements, that we believe are reasonable under the circumstances.

The unaudited pro forma statements of operations of Host for the year ended December 31, 2005 reflect the following transactions as if they had been completed on January 1, 2005:

•	the acquisition of the Starwood portfolio;

•	the formation of the European joint venture, which will own the six hotels located in Europe, including the contribution by Host LP of the Sheraton Warsaw Hotel & Towers and cash;

•	the January 2006 issuance of mortgage debt of $135 million Canadian Dollars ($116 million U.S. Dollars) with an interest rate of 5.195% secured by four of our Canadian properties;

•	the conversion or redemption by Host of all of the Convertible Subordinated Debentures (and the associated Convertible Preferred Securities) into approximately 30.8 million shares of Host common stock during 2005 and the first quarter of 2006 (approximately 24 million of which were issued in 2006) and the expected redemption of the remaining approximately $2 million of Convertible Subordinated Debentures for cash in the second quarter of 2006;

•	the February 2006 dispositions of the Chicago Marriott Deerfield Suites and the Marriott at Research Triangle Park, and the assumed disposition of the Swissôtel The Drake, New York, which is expected to close in early April 2006;

•	the acquisition of the Hyatt Regency Washington on Capitol Hill on September 30, 2005;

•	the May 2005 redemption of 4 million units of our 10% Class B preferred stock;

•	the disposition of 85% of our ownership interest in Courtyard by Marriott Joint Venture, LLC on March 29, 2005;

•	the March 2005 refinancing of approximately $609 million of senior notes and mortgage debt through the issuance of the $650 million 6 3/8% Series N senior notes; and

•	certain other investing and financing activities during 2005 and 2006.

The unaudited pro forma balance sheets of Host as of December 31, 2005 reflects the following transactions as if they had been completed on December 31, 2005:

•	the acquisition of the Starwood portfolio, including the formation of the European joint venture;

•	the January 2006 issuance of mortgage debt of $135 million Canadian Dollars ($116 million U.S. Dollars) with an interest rate of 5.195% secured by four of our Canadian properties;

•	the conversion by Host of the Convertible Subordinated Debentures (and the associated Convertible Preferred Securities) into approximately 24 million shares of common stock during the first quarter of

2006 and the expected redemption of the remaining approximately $2 million of Convertible Subordinated Debentures for cash in the second quarter of 2006; and

•	the January 2006 dispositions of the Fort Lauderdale Marina Marriott and the Albany Marriott, which were classified as held-for-sale at December 31, 2005, the February 2006 dispositions of the Chicago Marriott Deerfield Suites and the Marriott at Research Triangle Park, and the assumed disposition of the Swissôtel The Drake, New York, which is expected to close in early April 2006.

In accordance with the Statement of Financial Accounting Standards No. 141, “Business Combinations,” we will account for the acquisition of the Starwood portfolio as a business combination. Upon consummation of the transactions, Host will record the cash consideration, the market value of the Host common stock issued, the fair value of the assets and liabilities assumed, as well as any direct transaction costs. Based on the guidance set forth in Emerging Issues Task Force Issue No. 99-12, the market value of the Host common stock, or $16.97, has been calculated based on the average of the closing prices of Host common stock during the range of trading days from two days before and after November 14, 2005, the announcement date.

The total transaction costs for the acquisition of the Starwood portfolio consist of the following (in millions):

Issuance of 133.5 million of Host common stock at $16.97 per share	$2,265
Assumption of $104 million of mortgage debt with a fair value of $115 million	115
Cash (1)	1,387

Total consideration to Starwood and Starwood equityholders	3,767
Costs and expenses (1)	91

Total transaction costs	$3,858

(1)	For purposes of the preparation of these unaudited pro forma financial statements, these amounts will be funded from available cash. Costs and expenses include approximately $10 million for estimated property-level working capital.

For purposes of the preparation of the unaudited pro forma financial statements, we have presented the assets and liabilities at their book value except for the following:

•	Property and equipment is recorded at the fair value based on the purchase price noted above; and

•	Mortgage debt assumed is recorded at fair value based on the expected future debt service payments discounted at risk adjusted market interest rates as of December 31, 2005.

The parties to the master agreement have agreed, pursuant to the amendment agreement, that the closing of five hotels located in Europe will be deferred in order to provide Starwood the opportunity to comply with certain notice and consultation requirements in Spain and Italy. The initial closing of the transactions is expected to occur on April 10, 2006 and, in any event, on or prior to April 24, 2006. The initial closing will consist of the 30 properties located in the United States, Chile, Fiji and Poland. The closing of the remaining five properties, which are located in Spain, Italy and the United Kingdom, are expected to be deferred. Closing on four of these hotels is expected to occur by May 3, 2006 and the closing on The Westin Europa & Regina is expected to occur by June 15, 2006.

Because the closing of the European hotels is subject to certain terms and conditions that could delay or prevent their acquisition, we also present supplemental unaudited pro forma financial statements assuming that we do not close on the five deferred hotels and the European joint venture is never formed. See “—Supplemental Unaudited Pro Forma Balance Sheet—Assuming the Closing on 30 Starwood Hotels” and “—Supplemental Unaudited Pro Forma Statement of Operations—Assuming the Closing on 30 Starwood Hotels”.

The pro forma adjustments as presented are based on estimates and certain information that currently is available and may change as additional information becomes available, as estimates are refined or as additional events occur. Specifically, while the purchase price has been allocated among individual properties, we are in the beginning stages of evaluating the fair value of the allocation of the purchase price among each individual hotel’s assets and liabilities including land, property and equipment items, other assets and liabilities, assumed agreements, including ground and retail space leases and other intangible assets. Management does not anticipate that there will be material changes in the total purchase price allocation as presented in these unaudited pro forma financial statements. To the extent there is any excess of the purchase price over the fair value of the net assets acquired, it will be recorded as goodwill for accounting purposes.

The unaudited pro forma financial statements are for illustrative purposes only and do not purport to be indicative of the financial position or results of operations that would actually have been achieved had the transactions occurred on the dates indicated or which may be achieved in the future. In the opinion of management, all material adjustments necessary to reflect the effects of the transactions that can be factually supported within the SEC regulations covering the preparation of unaudited pro forma financial statements have been made.

The unaudited pro forma financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes which are incorporated by reference into the proxy statement/prospectus dated March 2, 2006 and the combined financial statements and accompanying notes of the Starwood portfolio to be acquired in the transactions which are included elsewhere in this supplement to the proxy statement/prospectus.

HOST MARRIOTT CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET

DECEMBER 31, 2005

(IN MILLIONS)

		A	B	C	D	E	F	G
	Host Historical Balance Sheet	Starwood Portfolio Historical	Starwood Portfolio Adjustments	European Joint Venture	Host Pro Forma For Starwood Acquisition	Convertible Subordinated Debentures’ Conversion	2006 Dispositions	Other Financing	Host Pro Forma Balance Sheet
ASSETS
Property and equipment, net	$7,434	$2,328	$1,517	$(634)	$10,645	$—	$(210)	$—	$10,435
Assets held for sale	73	—	—	—	73	—	(73)	—	—
Goodwill	—	500	(500)	—	—	—	—	—	—
Due from managers	41	26	(16)	—	51	—	—	—	51
Investments in affiliates	41	—	—	73	114	(17)	—	—	97
Deferred financing costs	63	—	3	—	66	(8)	—	—	58
Furniture, fixtures and equipment replacement fund	143	—	—	—	143	—	—	—	143
Other	157	10	(10)	—	157	—	—	—	157
Restricted cash	109	9	(9)	—	109	—	—	—	109
Cash and cash equivalents	184	—	(1,353)	561	(608)	(2)	670	96	156

Total assets	$8,245	$2,873	$(368)	$—	$10,750	$(27)	$387	$96	$11,206

LIABILITIES AND STOCKHOLDERS’ EQUITY
Debt
Senior notes	$3,050	$598	$(598)	$—	$3,050	$—	$—	$—	$3,050
Mortgage debt	1,823	405	(290)	—	1,938	—	—	116	2,054
Convertible subordinated debentures	387	—	—	—	387	(387)	—	—	—
Other	110	—	125	—	235	—	—	(20)	215

Total debt (H)	5,370	1,003	(763)	—	5,610	(387)	—	96	5,319
Accounts payable and accrued expenses	165	—	—	—	165	(2)	—	—	163
Other	148	82	(82)	—	148	—	—	—	148

Total liabilities	5,683	1,085	(845)	—	5,923	(389)	—	96	5,630

Minority interest of Host LP	119	—	54	—	173	—	—	21	194
Minority interest of outside partners	26	—	—	—	26	—	—	—	26
Stockholders’ equity	2,417	1,788	423	—	4,628	362	387	(21)	5,356

Total liabilities and stockholders’ equity	$8,245	$2,873	$(368)	$—	$10,750	$(27)	$387	$96	$11,206

See Notes to Unaudited Pro Forma Balance Sheets.

HOST MARRIOTT CORPORATION

SUPPLEMENTAL UNAUDITED PRO FORMA BALANCE SHEET

ASSUMING THE CLOSING ON 30 STARWOOD HOTELS (I)

DECEMBER 31, 2005

(IN MILLIONS)

		I
	Host Pro Forma Balance Sheet with entire Starwood Portfolio	Less: European Joint Venture	Host Pro Forma Balance Sheet, excluding deferred hotels
ASSETS
Property and equipment, net	$10,435	$60	$10,495
Due from managers	51	—	51
Investments in affiliates	97	(73)	24
Deferred financing costs	58	—	58
Furniture, fixtures and equipment replacement fund	143	—	143
Other	157	—	157
Restricted cash	109	—	109
Cash and cash equivalents	156	13	169

Total assets	$11,206	$—	$11,206

LIABILITIES AND STOCKHOLDERS’ EQUITY
Debt
Senior notes	$3,050	$—	$3,050
Mortgage debt	2,054	—	2,054
Other	215	—	215

Total debt (H)	5,319	—	5,319
Accounts payable and accrued expenses	163	—	163
Other	148	—	148

Total liabilities	5,630	—	5,630
Minority interest of Host LP	194	—	194
Minority interest of outside partners	26	—	26
Stockholders’ equity	5,356	—	5,356

Total liabilities and stockholders’ equity	$11,206	$—	$11,206

See Notes to Unaudited Pro Forma Balance Sheets.

HOST MARRIOTT CORPORATION

NOTES TO UNAUDITED PRO FORMA BALANCE SHEETS

A.	This column represents the historical balance sheet for the Starwood portfolio. There are several differences in the financial statement presentation for our financial statements and the financial statements of the Starwood portfolio. The historical financial information for the Starwood portfolio has been adjusted to reflect a presentation consistent with our financial statements. These adjustments include:

•	Our balance sheet is presented on an unclassified basis (without regard to whether an asset or liability is current or long-term), consistent with real estate industry practice. The financial statements of the Starwood portfolio are presented on a classified basis, which designates assets or liabilities as current or long-term; and,

•	Our financial statements present working capital provided to the managers of the company’s hotels on a net basis as one line-item (“due from manager”). The financial statements of the Starwood portfolio present each of the separate components of amounts due from manager.

B.	This column represents adjustments to the financial statements of the Starwood portfolio that are necessary to reflect our cost basis in the acquisition of the Starwood portfolio. There are also other differences with respect to the composition of line items (such as debt repaid prior to closing by Starwood that will not be assumed by us, deferred tax liabilities and severance liabilities that will not be assumed by us and other such items). Accordingly, we have reflected the following adjustments to record the transactions:

•	increase the historical property and equipment balance for the Starwood portfolio by $1,517 million to $3,845 million for the acquisition of 35 hotels;

•	decrease the historical due from manager balance for the Starwood portfolio by $16 million to $10 million to reflect the estimated net working capital required for the Starwood portfolio;

•	decrease the historical senior notes balance of the Starwood portfolio to reflect approximately $600 million of debentures expected to be assumed or redeemed by Starwood;

•	decrease the historical mortgage debt balance of the Starwood portfolio to reflect the $301 million amount of mortgage debt that will be retained or repaid by Starwood prior to closing. The remaining balance of $115 million reflects the fair value of the mortgage debt as of December 31, 2005 that is expected to be assumed as part of the acquisition;

•	increase other debt by $125 million to reflect the borrowing under the bridge loan facility;

•	increase deferred financing costs by $3 million as a result of the bridge loan facility;

•	decrease cash by $1,353 million to fund the remaining portion of the purchase price and estimated transaction costs; and

•	increase the historical stockholders’ equity of the Starwood portfolio by $423 million to reflect the difference between the historical equity balance of the Starwood portfolio of $1,788 million and the fair value of Host common stock issuance of $2,265 million, which is based on the issuance of 133.5 million Host common stock at $16.97 per share, as adjusted to reflect the $54 million increase in minority interest of Host LP that reflects the 4% ownership held by parties other than Host in the equity of Host LP.

C.	The closing of four of the five hotels in Europe to be acquired from Starwood is expected to be deferred until May 3, 2006 and the fifth, The Westin Europa & Regina, is expected to close by June 15, 2006. The acquisition of these five hotels will be through a newly formed joint venture in which we will own approximately 32% of the partnership interests. Accordingly, we have reduced the property and equipment of the Starwood portfolio by $634 million for our cost basis of six hotels, which includes the Sheraton Warsaw Hotel & Towers which will be acquired directly by Host and contributed to the joint venture. The joint venture is expected to provide approximately $561 million of financing for the acquisition, including new debt to be issued by the joint venture but excluding our portion of the capital contributions to the joint venture. We have recorded our $73 million interest as investment in affiliates, which reflects the contribution of the Sheraton Warsaw Hotel & Towers and approximately $13 million of cash.

D.	Represents our pro forma balance sheet as adjusted to reflect the acquisition of the Starwood portfolio.

E.	Represents the adjustment to record the conversion or redemption of our Convertible Subordinated Debentures (and the corresponding Convertible Preferred Securities) into approximately 24 million common shares. This adjustment also includes the assumed redemption of approximately $2 million of our Convertible Subordinated Debentures for cash in the second quarter of 2006. As a result of these transactions, we have eliminated the $387 million of Convertible Subordinated Debentures.

F.	Represents the adjustment to record the January 2006 sales of the Fort Lauderdale Marina Marriott and the Albany Marriott, which were classified as held-for-sale at December 31, 2005, the February 2006 sales of the Chicago Marriott Deerfield Suites and the Marriott at Research Triangle Park, and the assumed sale of the Swissôtel The Drake, New York, which is expected to close in early April 2006.

G.	Represents the issuance of $135 million Canadian Dollars ($116 million U.S. Dollars) of mortgage debt secured by four of our Canadian properties, the repayment of the $20 million outstanding balance on our credit facility and the $21 million adjustment to increase minority interests of Host LP to reflect the 4% ownership held by parties other than Host in the equity of Host LP.

H.	The pro forma aggregate debt maturities at December 31, 2005 are as follows (in millions):

2006	$230
2007	1,000
2008	433
2009	782
2010	520
Thereafter	2,356

5,321
Capital lease obligations	3
Fair value adjustment for interest rate swaps	(5)
Discount on senior notes	(11)
Fair value adjustment for assumed debt	11

$5,319

I.	The closing of four of the five hotels in Europe to be acquired from Starwood is expected to be deferred until May 3, 2006 and the fifth, The Westin Europa & Regina, is expected to close by June 15, 2006. However, because the closing of these properties is subject to certain terms and conditions that could delay or prevent their acquisition, this adjustment reflects the exclusion of the five European hotels. Accordingly, we have eliminated the $73 million that represents our investment in the joint venture and increased cash and property and equipment by $13 million and $60 million, respectively, to reflect the cash and the Sheraton Warsaw Hotel & Towers that would not be contributed to the joint venture.

HOST MARRIOTT CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

		A	B	C	D	E	F	G	H	I	J	K
	Host Historical Income Statement	Starwood Portfolio Historical	Starwood Portfolio Adjustments	European Joint Venture	Host Pro Forma for Starwood Acquisition	Convertible Subordinated Debentures’ Conversion	2006 Dispositions	2005 Acquisitions	2005 Sale of Courtyard by Marriott Joint Venture	2006/ 2005 Debt Issuances	2005 Debt Redemptions and Prepayments	Equity Transactions	Host Pro Forma Income Statement
REVENUES
Rooms	$2,341	$718	$—	$(111)	$2,948	$—	$(58)	$28	$—	$—	$—	$—	$2,918
Food and beverage	1,180	351	—	(64)	1,467	—	(12)	14	—	—	—	—	1,469
Other	249	77	—	(12)	314	—	(3)	2	—	—	—	—	313

Total hotel sales	3,770	1,146	—	(187)	4,729	—	(73)	44	—	—	—	—	4,700
Rental income	111	—	—	—	111	—	—	—	—	—	—	—	111

Total revenues	3,881	1,146	—	(187)	4,840	—	(73)	44	—	—	—	—	4,811

EXPENSES						—
Rooms	566	198	—	(35)	729	—	(16)	4	—	—	—	—	717
Food and beverage	877	259	—	(47)	1,089	—	(11)	11	—	—	—	—	1,089
Hotel departmental expenses	1,032	290	—	(48)	1,274	—	(18)	8	—	—	—	—	1,264
Management fees	170	30	25	(9)	216	—	(3)	3	—	—	—	—	216
Other property-level expenses	291	67	—	(5)	353	—	(5)	4	—	—	—	—	352
Depreciation and amortization	368	101	18	(20)	467	—	(8)	6	—	—	—	—	465
Corporate and other expenses	67	7	(3)	(3)	68	—	—	—	—	—	—	—	68
Gain on insurance settlement	(9)	—	—	—	(9)	—	—	—	—	—	—	—	(9)

Total operating costs and expenses	3,362	952	40	(167)	4,187	—	(61)	36	—	—	—	—	4,162

OPERATING PROFIT	519	194	(40)	(20)	653	—	(12)	8	—	—	—	—	649
Interest income	21	—	—	—	21	—	—	—	—	—	—	—	21
Interest expense	(443)	(91)	73	—	(461)	33	—	—	—	(14)	45	—	(397)
Net gains on property transactions	80	—	—	—	80	—	—	—	(69)	—	—	—	11
Gain on foreign currency and derivative contracts	2	—	—	—	2	—	—	—	—	—	—	—	2
Minority interest expense	(16)	—	(5)	—	(21)	—	—	—	—	—	—	3	(18)
Equity in earnings (losses) of affiliates	(1)	—	—	(1)	(2)	—	—	—	4	—	—	—	2

INCOME (LOSS) BEFORE INCOME TAXES	162	103	28	(21)	272	33	(12)	8	(65)	(14)	45	3	270
Benefit from (provision for) income taxes	(24)	(5)	(1)	2	(28)	—	—	—	26	—	—	—	(2)

INCOME (LOSS) FROM CONTINUING OPERATIONS	138	98	27	(19)	244	33	(12)	8	(39)	(14)	45	3	268
Less: Dividends on preferred stock	(27)	—	—	—	(27)	—	—	—	—	—	—	3	(24)
Issuance costs of redeemed preferred stock	(4)	—	—	—	(4)	—	—	—	—	—	—	4	—

Net income (loss) from continuing operations available to common stockholders	$107	$98	$27	$(19)	$213	$33	$(12)	$8	$(39)	$(14)	$45	$10	$244

Basic earnings (loss) from continuing operations per share	$0.30	$0.73	$0.20	$(0.14)	$0.44								$0.47
Diluted earnings (loss) from continuing operations per share	$0.30	$0.73	$0.20	$(0.14)	$0.44								$0.47
Weighted average basic common shares	353.0	133.5	133.5	133.5	486.5	30.8							517.3
Weighted average diluted common shares	355.5	133.5	133.5	133.5	489.0	30.8							519.8

See Notes to Unaudited Pro Forma Statements of Operations.

HOST MARRIOTT CORPORATION

SUPPLEMENTAL UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

ASSUMING THE CLOSING ON 30 STARWOOD HOTELS (L)

YEAR ENDED DECEMBER 31, 2005

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

		L
	Host Pro Forma Income Statement with entire Starwood Portfolio	Less: European Joint Venture	Host Pro Forma Income Statement, excluding deferred hotels
REVENUES
Rooms	$2,918	$9	$2,927
Food and beverage	1,469	10	1,479
Other	313	2	315

Total hotel sales	4,700	21	4,721
Rental income	111	—	111

Total revenues	4,811	21	4,832

EXPENSES
Rooms	717	2	719
Food and beverage	1,089	7	1,096
Hotel departmental expenses	1,264	5	1,269
Management fees	216	1	217
Other property-level expenses	352	—	352
Depreciation and amortization	465	2	467
Corporate and other expenses	68	—	68
Gain on insurance settlement	(9)	—	(9)

Total operating costs and expenses	4,162	17	4,179

OPERATING PROFIT	649	4	653
Interest income	21	—	21
Interest expense	(397)	—	(397)
Net gains on property transactions	11	—	11
Loss on foreign currency and derivative contracts	2	—	2
Minority interest expense	(18)	—	(18)
Equity in earnings (losses) of affiliates	2	1	3

INCOME BEFORE INCOME TAXES	270	5	275
Benefit from (provision for) income taxes	(2)	—	(2)

INCOME FROM CONTINUING OPERATIONS	268	5	273
Less: Dividends on preferred stock	(24)	—	(24)

Net Income from continuing operations available to common stockholders	$244	$5	$249

Basic earnings from continuing operations per share	$0.47		$0.48
Diluted earnings from continuing operations per share	$0.47		$0.48
Weighted average basic common shares	517.3		517.3
Weighted average diluted common shares	519.8		519.8

See Notes to Unaudited Pro Forma Statements of Operations.

HOST MARRIOTT CORPORATION

NOTES TO THE UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

A.	Represents the historical results of operations for the Starwood portfolio.

B.	Represents certain adjustments to the historical results of operations for the Starwood portfolio including:

•	An adjustment to depreciation expense for property and equipment to reflect expected depreciation based on Host’s cost basis;

•	An adjustment to interest expense for debt retained by Starwood and for Host’s draw of $125 million on the bridge loan facility, including $3 million of amortization of the deferred financing costs related to the bridge loan. We calculated the financing costs, which fluctuate based on the amount drawn under the facility, and amortized the deferred financing costs based on the life of the loan, which is one year;

•	An adjustment to management fee expense to reflect the new license and operating agreements under which the properties will operate upon completion of the transactions;

•	An adjustment to reduce the historical corporate expenses of the Starwood portfolio to reflect the incremental corporate expenses expected to be incurred by Host as a result of the acquisition; and

•	An adjustment to reflect the effect of the acquisition of the Starwood portfolio on income taxes and minority interest expense.

C.	Represents the elimination of the operations and owner expenses of the Starwood portfolio related to the five hotels to be acquired by a newly formed joint venture in which we will own approximately 32% of the partnership interests and the Sheraton Warsaw Hotel & Towers which will be contributed by Host LP. We have recorded $1 million in equity in losses of affiliates to reflect our portion of the pro forma operations of the joint venture.

D.	Represents our pro forma statement of operations as adjusted to reflect the acquisition of the Starwood portfolio.

E.	Represents the adjustment to decrease interest expense due to the conversion or redemption by Host of the Convertible Subordinated Debentures during 2005 and 2006 (including approximately $2 million of Convertible Subordinated Debentures expected to be redeemed for cash in the second quarter of 2006) into approximately 30.8 million shares (approximately 24 million of which were converted in 2006) of Host common stock including the elimination of the related amortization of deferred financing fees. As a result of these transactions, we eliminated the Convertible Subordinated Debentures.

F.	Represents the adjustment to eliminate the operations of the Chicago Marriott Deerfield Suites and the Marriott at Research Triangle Park, which were sold in February 2006, and the operations of the Swissôtel The Drake, New York, the sale of which is expected to close in early April 2006.

G.	Represents the adjustment to record the historical revenues and operating expenses associated with the September 2005 purchase of the Hyatt Regency Washington on Capitol Hill.

H.	Represents the adjustment to eliminate the non-recurring gain of $69 million associated with the sale of 85% of our interest in the Courtyard by Marriott Joint Venture, LLC in 2005 and the adjustment to equity in earnings (losses) of affiliates related to our current percentage ownership in the joint venture and the related tax benefit (provision).

I.	Represents the adjustment to record interest expense, including the related amortization of deferred financing fees, as a result of the issuance of $135 million Canadian Dollar mortgage debt ($116 million U.S. Dollars) with an interest rate of 5.195%.

J.	Represents the adjustment to record interest expense (including the prepayment premiums and the recognition of deferred financing fees and original issue discounts) related to the prepayment, redemption or discharge of the following debt in 2005:

•	$300 million of 8 3/8% Series E senior notes;

•	$140 million of 9% mortgage debt on two Ritz-Carlton hotels;

•	$169 million of 7 7/8% Series B senior notes;

•	$20 million of 8.35% mortgage associated with the sale of the Hartford Marriott at Farmington; and

•	$19 million of variable rate mortgage debt with a weighted average interest rate of 4.36% in 2004 and 5.76% in 2005 associated with certain of our Canadian properties.

K.	Represents the adjustment to record the effect of dividends paid on preferred stock and issuance costs of redeemed preferred stock due to the redemption of 4 million 10% Class B preferred stock in May 2005.

L.	The closing of four of the five hotels in Europe to be acquired from Starwood is expected to be deferred until May 3, 2006 and the fifth, The Westin Europa & Regina, is expected to close by June 15, 2006. However, because the closing of these properties is subject to certain terms and conditions that could delay or prevent their acquisition this adjustment reflects the exclusion of the five European hotels. Accordingly, we have eliminated the $1 million of equity in losses of affiliates and recorded the historical operating revenues and expenses of the Sheraton Warsaw Hotel & Towers, which would be retained by Host LP and not contributed to the joint venture.

OTHER SUPPLEMENTAL INFORMATION

Combined Financial Statements of the Acquired Businesses

This supplement contains the combined financial statements of the businesses currently contemplated to be acquired by Host as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005. These combined financial statements supplement those provided in the March 2 proxy statement/prospectus by (1) eliminating therefrom the three Canadian hotels permanently excluded from the transactions under the terms of the master agreement and as reflected in the amendment to the master agreement, and (2) adding the combined financial statements of such businesses as of and for the year ended December 31, 2005 and deleting the combined financial statements as of and for the year ended December 31, 2002.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The combined financial statements of the businesses currently contemplated to be acquired by Host as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included in this supplement to the March 2 proxy statement/prospectus has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ACQUIRED BUSINESSES

COMBINED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, Board of Trustees and Shareholders of

Starwood Hotels & Resorts Worldwide, Inc. and Starwood Hotels & Resorts

We have audited the accompanying combined balance sheets of Acquired Businesses, as defined in Note 1, as of December 31, 2005 and 2004, and the related combined statements of income and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the management of Starwood Hotels & Resorts Worldwide, Inc. and Starwood Hotels & Resorts. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Acquired Businesses’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Acquired Businesses’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Acquired Businesses, as defined in Note 1, at December 31, 2005 and 2004, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

March	24, 2006

ACQUIRED BUSINESSES

COMBINED BALANCE SHEETS

(In millions)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$49	$42
Restricted cash	9	74
Accounts receivable, net of allowance for doubtful accounts of $3 and $2	65	62
Inventories	19	18
Prepaid expenses and other	14	15

Total current assets	156	211
Plant, property and equipment, net	2,328	2,369
Goodwill	500	500
Other assets	10	10

	$2,994	$3,090

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$38	$503
Accounts payable	24	24
Accrued expenses	43	45
Accrued salaries, wages and benefits	34	32
Accrued taxes and other	20	17

Total current liabilities	159	621
Long-term debt	965	976
Deferred income taxes	64	83
Other liabilities	18	19

	1,206	1,699

Commitments and contingencies

Equity of Acquired Businesses	1,788	1,391

	$2,994	$3,090

The accompanying notes to financial statements are an integral part of the above statements.

ACQUIRED BUSINESSES

COMBINED STATEMENTS OF INCOME

(In millions)

	Year Ended December 31,
	2005	2004	2003
Operating Revenues
Rooms	$718	$664	$600
Food and beverage	351	340	312
Other operating departments	77	75	72

	1,146	1,079	984
Operating Expenses
Rooms	198	185	171
Food and beverage	259	257	237
Other operating departments	36	34	32
Administrative and general	63	60	53
Local taxes, rent and insurance	67	69	68
Advertising and business promotion	74	70	65
Property maintenance and energy	94	87	82
Management fees	30	29	28
Allocated corporate expenses	7	6	4
Commissions and other	23	19	22
Depreciation and amortization	101	121	120

	952	937	882

Operating income	194	142	102
Interest expense	91	96	109

Income before income taxes	103	46	(7)
Income tax (expense) benefit	(5)	3	21

Net income	$98	$49	$14

The accompanying notes to financial statements are an integral part of the above statements.

ACQUIRED BUSINESSES

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2005	2004	2003
Operating Activities
Net income	$98	$49	$14
Adjustments to income from continuing operations:
Depreciation and amortization	101	121	120
Changes in working capital:
Restricted cash	64	(65)	(2)
Accounts receivable	(5)	1	1
Inventories	(1)	1	1
Prepaid expenses and other	1	(6)	1
Accounts payable and accrued expenses	3	(21)	1
Accrued and deferred income taxes	(17)	(8)	19
Other, net	(11)	4	(4)

Cash from operating activities	233	76	151

Investing Activities
Purchases of plant, property and equipment	(112)	(74)	(57)

Cash used for investing activities	(112)	(74)	(57)

Financing Activities
Long-term debt issued	9	7	42
Long-term debt repaid	(466)	(47)	(308)
Capital contributions	347	37	198

Cash used for financing activities	(110)	(3)	(68)

Exchange rate effect on cash and cash equivalents	(4)	3	3

Increase (decrease) in cash and cash equivalents	7	2	29
Cash and cash equivalents—beginning of period	42	40	11

Cash and cash equivalents—end of period	$49	$42	$40

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$95	$92	$110

Income taxes, net of refunds	$2	$1	$1

The accompanying notes to financial statements are an integral part of the above statements.

ACQUIRED BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1.  Basis of Presentation

The combined financial statements are presented using accounting principles generally accepted in the United States of America and have been derived from the accounting records of Starwood Hotels & Resorts Worldwide, Inc. (the “Corporation”) and Starwood Hotels & Resorts (the “Trust” and together with the Corporation, the “Seller”) and their subsidiaries using the historical results of operations and historical basis of assets and liabilities of 35 properties and the stock of certain controlled corporations (the “Acquired Businesses”) to be acquired by Host Marriott Corporation and Host Marriott, L.P., excluding certain liabilities or obligations agreed to be retained by the Seller as outlined in the Master Agreement and Plan of Merger dated November 14, 2005 and as amended by the Amendment Agreement dated March 24, 2006. These combined financial statements were prepared solely for purposes of presenting the historical results of the Acquired Businesses.

The combined financial statements include allocations of certain Seller’s expenses, assets and liabilities. Management believes these allocations as well as other assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Acquired Businesses’ results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Acquired Businesses been a stand-alone company during the periods presented.

Note. 2.  Significant Accounting Policies

Principles of Combination. The accompanying combined financial statements of the Acquired Businesses include the assets, liabilities, revenues and expenses of the Acquired Businesses. Intercompany transactions and balances have been eliminated in combination.

Cash and Cash Equivalents. The Acquired Businesses consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash. The Acquired Businesses have cash escrow deposits, property tax payments and debt agreements that require cash to be restricted.

Inventories. Inventory consists of food and beverage stock items as well as linens, china, glass, silver, uniforms, utensils and guest room items. The food and beverage inventory items are recorded at the lower of FIFO cost (first-in, first-out) or market. Significant purchases of linens, china, glass, silver, uniforms, utensils and guest room items are recorded at purchased cost and amortized to 50% of their cost over 36 months. Normal replacement purchases are expensed as incurred.

Plant, Property and Equipment. Plant, property and equipment are recorded at cost. The cost of improvements that extend the life of plant, property and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. Costs for normal repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful economic lives of 15 to 40 years for buildings and improvements; 3 to 10 years for furniture, fixtures and equipment; 3 to 7 years for information technology software and equipment and the lesser of the lease term or the economic useful life for leasehold improvements.

The carrying value of the Acquired Businesses has been evaluated for impairment. For assets in use when the trigger events specified in Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” are met, the expected undiscounted future cash flows of the

ACQUIRED BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

assets are compared to the net book value of the assets. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is determined based upon discounted cash flows of the assets at rates deemed reasonable for the type of property and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Goodwill. An allocation of goodwill which arose in connection with prior acquisitions made by the Seller was made to the Acquired Businesses based on the calculation of the Seller’s total hotel segment goodwill balance multiplied by the ratio of the sales price over the Seller’s segment value. The Acquired Businesses review all goodwill for impairment by comparisons of fair value to book value annually, or upon the occurrence of a trigger event. Impairment charges, if any, will be recognized in operating results. In connection with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Acquired Businesses have completed their initial and subsequent annual recoverability tests on goodwill and intangible assets, which did not result in any impairment charges.

Foreign Currency Translation. Balance sheet accounts are translated at the exchange rates in effect at each period end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The national currencies of foreign operations are generally the functional currencies. Gains and losses from foreign exchange translation are included in other comprehensive income. Gains and losses from foreign currency transactions are reported currently in costs and expenses and were insignificant for all periods presented.

Income Taxes. The Acquired Businesses provide for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted.

The Trust has elected to be treated as a REIT under the provisions of the Code. As a result, the Trust is not subject to federal income tax on its taxable income at corporate rates provided it distributes annually all of its taxable income to its shareholders and complies with certain other requirements. Accordingly, no tax provision on deferred tax assets or liabilities has been recorded.

Revenue Recognition. The Acquired Businesses’ revenues are primarily derived from hotel revenues. Hotel revenues are derived from its operations and include revenues from the rental of rooms, food and beverage sales, telephone usage and other service revenue. Revenue is recognized when rooms are occupied and services have been performed.

Allocated Corporate Expenses. Certain general and administrative costs of the Seller were allocated to the Acquired Businesses based upon estimated levels of effort devoted by its general and administrative departments and the relative size of the Acquired Businesses. In the opinion of the Seller’s management, the methods for allocating corporate, general and administrative expenses and other direct costs are reasonable. It is not practical to estimate the costs that would have been incurred by the Acquired Businesses had they been operated on a stand-alone basis.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the

ACQUIRED BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.  Restricted Cash

Provisions of certain of the Seller’s secured debt being assumed by the Acquired Businesses require that cash reserves be maintained. Additional cash reserves are required if aggregate operations of the related hotels fall below a specified level over a specified time period. Additional cash reserves for certain debt were required in late 2003 following a difficult period in the hospitality industry, resulting from the war in Iraq and the worldwide economic downturn. As of December 31, 2005 and 2004, $5 million and $71 million, respectively, represents the portion of such reserves allocated to the Acquired Businesses and are included in restricted cash in the accompanying combined balance sheets. In 2005 the aggregate hotel operations met the specified levels over the required time period, and the additional cash reserves, plus accrued interest, were released to the Acquired Businesses and the Seller.

Note 4.  Plant, Property and Equipment

Plant, property and equipment consisted of the following (in millions):

	December 31,
	2005	2004
Land and improvements	$387	$400
Buildings and improvements	2,285	2,276
Furniture, fixtures and equipment	651	640
Construction work in process	44	13

	3,367	3,329
Less accumulated depreciation and amortization	(1,039)	(960)

	$2,328	$2,369

The Acquired Businesses stopped recording depreciation expense as of November 14, 2005, the date of the Master Agreement and Plan of Merger between the Seller and Host Marriott Corporation and Host Marriott, L.P.

ACQUIRED BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 5.  Income Taxes

Income tax data from continuing operations of the Acquired Businesses is as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
Pretax income (loss)
U.S.	$75	$27	$(29)
Foreign	28	19	22

	$103	$46	$(7)

Provision (benefit) for income tax
Current:
U.S. federal	$7	$(2)	$(31)
State and local	1	—	(5)
Foreign	16	3	—

	24	1	(36)

Deferred:
U.S. federal	(11)	(7)	8
State and local	(2)	(1)	1
Foreign	(6)	4	6

	(19)	(4)	15

	$5	$(3)	$(21)

No provision has been made for U.S. taxes payable on undistributed foreign earnings amounting to approximately $97 million as of December 31, 2005, since these amounts are permanently reinvested.

Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Deferred tax assets (liabilities) include the following (in millions):

	December 31,
	2005	2004
Plant, property and equipment	$(59)	$(75)
Allowances for doubtful accounts and other reserves	1	1
Employee benefits	7	3
Other	(13)	(12)

Deferred income taxes	$(64)	$(83)

A reconciliation of the tax provision of the Acquired Businesses at the U.S. statutory rate to the provision for income tax as reported is as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
Tax provision at U.S. statutory rate	$36	$16	$(2)
U.S. state and local income taxes	(1)	(1)	(3)
Exempt Trust income	(30)	(19)	(14)
Foreign tax rate differential	—	1	(2)

Provision for income tax (benefit)	$5	$(3)	$(21)

ACQUIRED BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Seller’s tax provision has been allocated to the Acquired Businesses based upon their relative contribution to the Seller’s consolidated taxable income, computed at statutory rates for each jurisdiction and adjusted for any permanent items. For those hotels owned by the Acquired Businesses which currently are being held by the Trust, there have been no federal income tax provision or any deferred tax assets or liabilities computed.

Note 6.  Derivative Financial Instruments

The Seller enters into interest rate swap agreements to manage interest expense. The Seller’s objective is to manage the impact of interest rates on the results of operations, cash flows and the market value of the Seller’s debt.

In March 2004, the Seller terminated certain interest rate swap agreements with a nominal amount of $450 million under which the Seller was paying floating rates and receiving fixed rates of interest (“Fair Value Swaps”), resulting in an approximate $11 million cash payment to the Seller. The proceeds were used for general corporate purposes and has resulted in a reduction of the 2004 and 2005 interest expense on the corresponding underlying debt (Sheraton Holding public debt).

Note 7.  Debt

In January 1999, the Seller completed a $542 million long-term financing (the “Facility”) secured by mortgages on a portfolio of 11 hotels. The Facility matures in February 2009 and bears interest at a fixed rate of 6.98%. As of December 31, 2005 and 2004, $255 million and $262 million, respectively, of the outstanding Facility have been allocated to the Acquired Businesses and is included in the accompanying combined balance sheets. Interest charges related to the Facility of $19 million in each of the years ended December 31, 2005, 2004 and 2003, have been allocated to the Acquired Businesses and are included in the accompanying combined statements of income.

In February 2006, the Seller defeased approximately $470 million of the Facility. In order to accomplish this, the Seller purchased Treasury securities sufficient to make the monthly debt service payments and the balloon payment due under the loan agreement. The Treasury securities were then substituted for the real estate and hotels that originally served as collateral for the loan. As part of the defeasance, the Treasury securities and the debt were transferred to a third party successor borrower who in turn is “liable” for all obligations under this debt. As such, this debt will not be reflected on the Seller’s balance sheet in the future.

Long-term debt and short-term borrowings consisted of the following (in millions):

	December 31,
	2005	2004
Sheraton Holding public debt, interest rates ranging from 4.05% to 6.75%, maturing through 2025	$598	$1,058
Mortgages and other, interest rates ranging from 1.95% to 9.21%, various maturities	405	421

	1,003	1,479
Less current maturities	38	503

Long-term debt	$965	$976

ACQUIRED BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Aggregate debt maturities for each of the years ended December 31 are as follows (in millions):

2006	$38
2007	15
2008	14
2009	270
2010	3
Thereafter	663

$1,003

For adjustable rate debt, fair value approximates carrying value due to the variable nature of the interest rates. For non-public fixed rate debt, fair value is determined based upon discounted cash flows for the debt at rates deemed reasonable for the type of debt and prevailing market conditions and the length to maturity for the debt. The estimated fair value of debt at December 31, 2005 and 2004 was $1.075 billion and $1.568 billion, respectively, and was determined based on quoted market prices and/or discounted cash flows.

Note 8.  Equity of the Acquired Businesses

Activity in the Acquired Businesses’ equity account for the years ended December 31, 2005, 2004 and 2003, was as follows (in millions):

	2005	2004	2003
Balance, beginning of period	$1,391	$1,267	$1,003
Net income	98	49	14
Net capital contributions	347	37	198
Foreign currency translation	(48)	38	52

Balance, end of period	$1,788	$1,391	$1,267

Note 9.  Leases and Rentals

The Acquired Businesses’ lease certain equipment for the hotels’ operations under various lease agreements. The leases extend for varying periods through 2011 and generally are for a fixed amount each month. In addition, several of the Hotels are subject to leases of land which extend for varying periods through 2069 and generally contain fixed and variable components.

The Acquired Businesses’ minimum future rents at December 31, 2005 payable under non-cancelable operating leases with third parties are as follows (in millions):

2006	$5
2007	$4
2008	$4
2009	$4
2010	$4
Thereafter	$103

Rent expense under non-cancelable operating leases was $14 million, $14 million and $12 million in 2005, 2004 and 2003, respectively.

ACQUIRED BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 10.  Related Party Transactions

The Seller charges the Acquired Businesses for certain management responsibilities that are provided by the Seller. Management fees are reflected in the combined financial statements for hotels that have a management agreement in place as of the periods presented. For the years ended December 31, 2005, 2004 and 2003 those fees were $29 million, $27 million and $26 million, respectively.

The Seller also charges the Acquired Businesses for certain reimbursable expenses including payroll and employee benefit costs, insurance premiums paid by the Seller on behalf of the Acquired Businesses for general liability and workers’ compensation insurance as well as any direct costs incurred on behalf of the Acquired Businesses. The amounts charged to the Acquired Businesses for these services and reimbursable costs were $90 million, $82 million, and $87 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Acquired Businesses participate in national marketing, co-op advertising, and frequent guest programs operated by the Seller under the Sheraton®, Westin®, W®, St. Regis®, The Luxury Collection® and Four Points by Sheraton® brands. Fees for these programs were $23 million, $22 million, and $21 million for the years ended December 31, 2005, 2004 and 2003, respectively.

From time to time, the Seller incurs certain other costs on behalf of the Acquired Businesses, which are reimbursed to the Seller. In addition, from time to time, the Sellers make certain management decisions on behalf of the Acquired Businesses that result in the Acquired Businesses incurring costs on the Seller’s behalf. Such costs, if paid by the Acquired Businesses, are generally reimbursed by the Seller. During the years ended December 31, 2005, 2004 and 2003, these costs were not material.

Note 11.  Commitments and Contingencies

Litigation. The Acquired Businesses are involved in various other legal matters that have arisen in the normal course of business, some of which include claims for substantial sums. Accruals have been recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be determined, the Acquired Businesses do not expect that the resolution of all legal matters will have a material adverse effect on its combined results of operations, financial position or cash flow. As noted in Note 1. Basis of Presentation, certain liabilities will be retained by the Seller, including litigation.

Note 12.  Geographical Information

The following table presents revenues and long-lived assets by geographical region (in millions):

	Revenues			Long-Lived Assets
	2005	2004	2003	2005	2004
United States	$906	$851	$775	$1,861	$1,854
All international	240	228	209	467	515

Total	$1,146	$1,079	$984	$2,328	$2,369

There were no individual international countries which comprised over 10% of the total revenues of the Acquired Businesses for the years ended December 31, 2005, 2004 or 2003 or 10% of the total long-lived assets of the Acquired Businesses as of December 31, 2005 or 2004.

Annex A

AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT, dated as of March 24, 2006 (this “Amendment Agreement”), among HOST MARRIOTT CORPORATION, a Maryland corporation (“Horizon”), HOST MARRIOTT, L.P., a Delaware limited partnership (“Horizon OP”), HORIZON SUPERNOVA MERGER SUB, L.L.C., a Maryland limited liability company wholly owned by Horizon OP (“REIT Merger Sub”), HORIZON SLT MERGER SUB, L.P., a Delaware limited partnership wholly owned by REIT Merger Sub, its general partner, and Horizon OP (“SLT Merger Sub” and, together with Horizon, Horizon OP and REIT Merger Sub, the “Horizon Parties”), STARWOOD HOTELS & RESORTS WORLDWIDE, INC., a Maryland corporation (“Sun”), STARWOOD HOTELS & RESORTS, a Maryland real estate investment trust (“Trust”), SHERATON HOLDING CORPORATION, a Nevada corporation (“SHC”), and SLT REALTY LIMITED PARTNERSHIP, a Delaware limited partnership (“SLT” and, together with Sun, Trust and SHC, the “Sun Parties”).

WITNESSETH:

WHEREAS, the parties hereto are parties to a Master Agreement and Plan of Merger, dated as of November 14, 2005 (the “Merger Agreement”);

WHEREAS, Horizon, Horizon OP and Sun are parties to an Indemnification Agreement, dated as of November 14, 2005 (the “Indemnification Agreement”);

WHEREAS, Horizon, Horizon OP and Sun and certain of their Affiliates are parties to a Tax Sharing and Indemnification Agreement, dated as of November 14, 2005 (the “Tax Sharing and Indemnification Agreement”); and

WHEREAS, the parties hereto desire to amend the Merger Agreement, the Indemnification Agreement and the Tax Sharing and Indemnification Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows (all capitalized terms used but not defined herein shall have the meanings specified in the Merger Agreement):

Section 1. Amendments to the Merger Agreement.

(a) Section 2.5 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Section 2.5 Purchase Price Allocations. The consideration payable pursuant to this Agreement and the Local Purchase Agreements shall be allocated among the Acquired Entities and the Acquired Assets in accordance with the allocation schedule set forth on Exhibit E (the “Allocation Schedule”). Except with respect to the items set forth on Schedule 2.5 (which items shall not be adjusted pursuant to this Section 2.5), the parties to this Agreement shall revise the Allocation Schedule to take into account any variation or adjustment in the consideration payable pursuant to this Agreement and the Local Purchase Agreements, including any variation in the value of the Horizon Common Stock issuable in the Closing Transactions from the value of such stock on the date hereof, as well as estimated and final adjustments pursuant to Article 8. Any such variation or adjustment shall be allocated proportionately among the Acquired Entities and Acquired Assets acquired with such consideration (such that the proportion of the aggregate consideration allocated to each Acquired Entity and Acquired Asset remains the same after such variation or adjustment, except that (i) the consideration allocable, directly or indirectly, to the stock of WD Parent shall be equal to the face amount of the debt obligations held by WD Parent, (ii) the consideration allocable, directly or indirectly, to the debt obligation of Sun and its Affiliates held by SLT shall be equal to the face amount of such debt obligation held by SLT, (iii) the allocations to the Acquired Hotels located in Europe (the “European Hotels”), and the Acquired Entities in which such Acquired Hotels are held, shall not be changed from the respective amounts set forth in Schedule 10.1(e) and (iv) so long as the daily closing price of a share of Horizon Common Stock as of the Closing Date as reported on the NYSE Composite Transactions reporting system is no less than $17.00, the allocations to (1) the Acquired Hotels (other than the European Hotels) not held directly or indirectly by Trust immediately prior to the REIT Merger Effective Time (other than the Acquired Hotel identified as the “W Seattle” on Schedule 10.1(d), if applicable), (2) the Acquired Hotels identified as the “Sheraton Royal Denarau Resort” and the “Sheraton Fiji Resort” on Schedule 10.1(d) and (3) the Acquired Hotels designated as the Replacement Hotels (other than the Acquired Hotel identified as the “W Seattle” on Schedule 10.1(d), if applicable) in accordance with Section 2.1(f), and, in the case of clauses (1), (2) and (3), the Acquired Entities in which such Acquired Hotels are held, shall not be changed from the respective amounts set forth in Schedule 10.1(e)); provided, however, that any variation or adjustment pursuant to Section 6.18, Section 6.30, Article 8 or any other provision of this Agreement, the Indemnification Agreement or the Tax Sharing and Indemnification Agreement, as applicable, that relates to any extent to a particular Acquired Entity or Acquired Asset shall be applied to such Acquired Entity or Acquired Asset to such extent. Attached hereto as Exhibit F are examples of how the parties to this Agreement agree revisions to Exhibit E should be made if there are variations in the value of the Horizon Common Stock issuable in the Closing Transactions from the value of such stock on the date hereof. Revisions to the Allocation Schedule shall be made in a manner consistent with the methodology used in the examples set forth in Exhibit F. The parties hereto shall report the transactions contemplated by this Agreement and the Local Purchase Agreements on any Tax Return consistent with the Allocation Schedule, giving effect to any mutually agreed adjustments.”

(b) The Merger Agreement is hereby amended to add the following as Section 5.3(c):

“(c) Notwithstanding anything to the contrary set forth in Section 5.3(a) (but subject to Section 5.1(v)), the Sun Parties shall not be prohibited from furnishing information to or entering into discussions, negotiations or agreements with any Person that makes a bona fide written Paired Share Proposal to the Board of Directors of Sun after the date hereof, and Section 5.3(a) shall not apply to such Person or Paired Shared Proposal.”

(c) Section 6.18(a)(vi) of the Merger Agreement is hereby deleted in its entirety and the reference to clause (vi) of Section 6.18(a) in Section 6.18(c) of the Merger Agreement is hereby deleted.

(d) Section 6.18(a)(viii) of the Merger Agreement is hereby deleted in its entirety and the reference to clause (viii) of Section 6.18(a) in Section 6.18(c) of the Merger Agreement is hereby deleted.

(e) Section 6.18(a)(ix) of the Merger Agreement is hereby deleted in its entirety and the reference to clause (ix) of Section 6.18(a) in Section 6.18(c) of the Merger Agreement is hereby deleted.

(f) Section 6.18(f)(ii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) With respect to any Deferred Asset, in the event that all of the Sun Deferral Triggers, if any, applicable to such Deferred Asset have been cured (or there are otherwise no Sun Deferral Triggers then occurring), Horizon OP may elect to acquire such Deferred Asset by delivering to Sun, at any time, and from time to time, on or prior to the Post-Closing Deferral Deadline for such Deferred Asset, a written notice (the “Post-Closing Acquisition Notice”) setting forth the Deferred Asset to be acquired and the Horizon Subsidiary that will acquire such Deferred Asset. Horizon OP shall acquire such Deferred Asset on a business day agreed upon by Sun and Horizon which shall be no more than sixty (60) days after the date of such notice.”

(g) Section 6.19(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Notwithstanding anything contained in this Agreement to the contrary, the parties hereto hereby agree and acknowledge that SHC Indebtedness shall be deemed not to be Specified Indebtedness for any and all purposes of this Agreement, including Sections 6.19(a), 6.19(c), and 6.19(d) hereof and the definition of Retained Liabilities in Section 10.1(mmm) hereof.”

(h) Section 6.27(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Employees. Sun shall, and shall cause the Sun Subsidiaries to, take all necessary actions such that, immediately prior to the Closing (or, in the case of Deferred Assets, immediately prior to the applicable closing pursuant to Section 6.18(f)), none of the Acquired Entities will employ any employees; provided, however, that all employees of the Acquired Hotels identified as the “Westin Europa & Regina”, the “Westin Palace Milan”, the “Sheraton Roma Hotel & Conference Centre” and the “Westin Palace Madrid” on Schedule 10.1(d) other than the general manager and controller shall (A) immediately prior to, and as of, the applicable closing pursuant to Section 6.18(f), be employed by the Acquired Entity by which such Acquired Hotel is held and (B) immediately after the applicable closing pursuant to Section 6.18(f), be employed by the Acquired Entity that leases such Acquired Hotel pursuant to a lease arrangement entered into immediately following the applicable closing pursuant to Section 6.18(f) but on the applicable closing date.”

(i) Section 6.32(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) The procedure set forth in this Section 6.32(d) shall be available upon request of either party made within 15 business days after the delivery by Horizon OP of a notice of disagreement pursuant to Section 6.32(b). As promptly as practicable following the delivery of the 2005 Audited Financial Statements but in no event later than thirty (30) days thereafter, the parties shall use the supporting schedules thereto to calculate the amount of the actual Hotel EBITDA for Operating Year 2005 for all Acquired Hotels (other than the Sheraton Royal Denarau Resort) (in the aggregate and on an individual hotel-by-hotel basis) (the “Actual EBITDA Amount”). In the event the Closing has already occurred, no more than five (5) business days after the determination of the Actual EBITDA Amount in accordance with this Section 6.32(d), (i) if the Actual EBITDA Amount exceeds the Estimated EBITDA Amount, Horizon OP shall deliver to Sun, by wire transfer of immediately available funds, a U.S. dollar amount equal to (A) such difference multiplied by (B) 12.8 (but no more than the lesser of (1) the amount of the Reduction and (2) the amount of the additional Transfer Taxes and Transaction Costs actually paid by Sun as a consequence of the application of the Reduction) and (ii) if the Estimated EBITDA Amount exceeds the Actual EBITDA Amount, Sun shall deliver to Horizon OP, by wire transfer of immediately available funds, a U.S. dollar amount equal to (A) such difference multiplied by (B) 12.8 (up to the amount of Transfer Taxes and Transaction Costs that would not have been paid by Horizon had the Actual EBITDA Amount been applied instead of the Estimated EBITDA Amount), together with, in each case of clause (i) and (ii), interest on such difference accrued at a variable rate equal to the rate of interest from time to time announced publicly by Citibank, N.A., at its principal office in New York, New York, as its annual base rate, calculated on the basis of the actual number of days elapsed over 365, from the Closing Date to the date such amount is payable pursuant to this Section 6.32(d).”

(j) Section 9.1(e) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(e) by either Horizon OP or Sun, if the Closing Transactions shall not have been consummated prior to April 24, 2006 (such date, as extended pursuant to this Section 9.1(e), the “Termination Date”); provided, however, that (i) if the Closing Notice is delivered on or prior to the Termination Date, then neither Horizon OP nor Sun may terminate this Agreement pursuant to this Section 9.1(e) until the first

Monday (or, if such Monday is not a business day, the next business day) that is at least three (3) business days following the date on which the Closing Notice is delivered to Sun, (ii) the right to terminate this Agreement under this Section 9.1(e) shall not be available to any party whose failure, or the failure of whose Affiliate, to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing Transactions to occur on or before such date and (iii) Sun shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) if the announcement or pendency of a Paired Share Proposal, or discussions, negotiations or other activities with respect thereto, has been the cause of, or resulted in, the failure of the Closing Transactions to occur on or before such date;”

(k) Section 10.1(aaa) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(aaa) “Paired Share Proposal” means any proposal or offer (including any proposal or offer to Sun’s or Trust’s equityholders) with respect to any transaction or a series of transactions to the extent such one or more transactions relate to the issuance, offer or sale of Paired Shares (or, contingent upon the Closing or de-pairing of the Paired Shares, Sun Common Stock) that has resulted or, if not yet consummated, as proposed would result, in the acquisition by any Person or group of Persons, including any “person” within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of more than 50 percent of the Paired Shares (or Sun Common Stock).”

(l) Schedule 1.7(a)(ii) to the Merger Agreement is hereby amended and restated in its entirety to read as set forth in Schedule 1.7(a)(ii) attached hereto.

(m) Schedule 6.3(a)(i) to the Merger Agreement is hereby amended to delete the references to International Filings and Other Actions under the heading “Canada” therein.

(n) Schedule 6.16(vi) to the Merger Agreement is hereby amended and restated in its entirety to read as set forth in Schedule 6.16(vi) attached hereto.

(o) Schedule 6.16(vii) to the Merger Agreement is hereby amended and restated in its entirety to read as set forth in Schedule 6.16(vii) attached hereto.

(p) Schedule 6.18(a)(i) to the Merger Agreement is hereby amended to delete the following in Section III(F)(3):

“Poland: Notification to the office for the Protection of Competition and Consumers under the Protection of Competition and Consumers Act of 15 December 2000.”

(q) Schedule 10.1(e) to the Merger Agreement is hereby amended and restated in its entirety to read as set forth in Schedule 10.1(e) attached hereto.

(r) Schedule 10.1(ttt) to the Merger Agreement is hereby amended to delete the reference to “SHC Indebtedness” therein.

(s) Exhibit E (Allocation Schedule) to the Merger Agreement is hereby amended and restated in its entirety to read as set forth in Exhibit E attached hereto.

(t) Exhibit F (Examples of Revisions to the Allocation Schedule) to the Merger Agreement is hereby amended and restated in its entirety to read as set forth in Exhibit F attached hereto.

(u) Exhibit J (Form of Sublease Agreement) to the Merger Agreement is hereby deleted in its entirety and references in the Merger Agreement, Schedules and Exhibits thereto and deliveries pursuant thereto, including deliveries pursuant to Exhibit A to the Merger Agreement, to a Sublease Agreement shall be deemed to refer to the applicable Operating Agreement and/or License Agreement (as modified in accordance with Schedules 6.16(vi) and (vii) to the Merger Agreement), as the context requires.

(v) Exhibit L (Form of Master Reserve Fund Agreement) to the Merger Agreement is hereby amended so that the definition of “2006 Additional Funding” set forth in Section 1.01 thereof shall be amended and restated in its entirety to read as follows:

““2006 Additional Funding” shall mean the amount of Fifty-Four Million Dollars ($54,000,000).”

(w) Exhibit P (Form of Compensating Balance Agreement) to the Merger Agreement is hereby deleted in its entirety and references in the Merger Agreement, Schedules and Exhibits thereto to the Compensating Balance Agreement shall be deleted in their entirety.

(x) Exhibit T (Form of Corporate-Level Agreement) to the merger agreement is hereby amended to add as a new Section 5.10 the language set forth in Exhibit T attached hereto.

Section 2. Amendments to the Indemnification Agreement.

(a) Section 2(m) of the Indemnification Agreement is hereby amended and restated in its entirety to read as follows:

“(m) Limitation on Tax Indemnification. Notwithstanding anything in this Agreement, the Transaction Agreements (other than the Tax Sharing and Indemnification Agreement) or any other documents (including any language in this Agreement, the Transaction Agreements (other than the Tax Sharing and Indemnification Agreement) or any other documents containing the words “notwithstanding anything to the contrary” or words to similar effect) to the contrary, in no event shall Sun, any Sun Party, any Affiliate of any Sun Party, any Sun Pre-Merger Member or any Sun Pre-Merger Affiliate (or any other Affiliate of Sun that is a party to the Transaction Agreements or such other documents) be required to indemnify (including, without limitation, pursuant to the Transaction Agreements or any other documents) against, or otherwise be treated as being directly or indirectly responsible (including, without limitation, pursuant to the Transaction Agreements or any other documents) for, (i) any Taxes (or any other amounts paid to any Governmental Entity or Taxing Authority) attributable to any Failure by Horizon, any Horizon Foreign Currency REIT or other Affiliates of Horizon (including, without limitation, SHC, any Transferred REIT Entity or any other Acquired Entity) to qualify as a REIT under the Code with respect to any Post-Closing Taxable Period or Post-Closing Straddle Period, (ii) any Taxes (including any Taxes paid pursuant to Code Section 856(c)(7), 856(g)(5) or 857(b)(5)) or any other amounts paid to any Governmental Entity or Taxing Authority (including, without limitation, pursuant to a closing agreement with a Taxing Authority) to Mitigate any Failure by Horizon or its Affiliates (including any Acquired Entity) to qualify as a REIT under the Code with respect to any Post-Closing Taxable Period or Post-Closing Straddle Period, (iii) any Taxes or other amounts paid to any Governmental Entity or Taxing Authority (including, without limitation, pursuant to a closing agreement with a Taxing Authority) attributable to any Failure, or to Mitigate any Failure, by Horizon or its Affiliates (other than an Acquired Entity) to qualify as a REIT under the Code with respect to any Pre-Closing Taxable Period or Pre-Closing Straddle Period, or (iv) any Losses (including, without limitation, any Taxes and distributions to shareholders, other than those pursuant to Section 3(a)(i)(D) of the Tax Sharing and Indemnification Agreement) resulting directly or indirectly from any matter described in clauses (i), (ii) or (iii) (other than (A) any reasonable costs and expenses incurred in obtaining Consents (within the meaning of Exhibit A) or (B) other costs (including Taxes) to remove assets where such removal is required in order to satisfy REIT Requirements); provided, however, that the foregoing shall not relieve Sun of Losses resulting from any breaches of Sections 5.1(i), 6.8, 6.18, or 6.26 of the Merger Agreement or Exhibit A that (I) are the result of the act of fraud by Sun or any Sun Subsidiary and would, absent this Section 2(m), be indemnifiable under this Agreement or (II) (A) are the result of willful breach or intentional misrepresentation by the following persons at Sun: the Senior Vice President of Tax and his or her direct reports, the Chief Financial Officer and his or her direct reports, and the Comptroller and his or her direct reports, and would, absent this Section 2(m), be indemnifiable under this Agreement and (B) involve the Senior Vice President of Tax of Horizon OP or Horizon not having been informed in writing (including, without limitation, pursuant to the procedures and other provisions of Exhibit A)

of such willful breach or intentional misrepresentation, or facts giving rise to such willful breach or intentional misrepresentation, by the Senior Vice President of Tax of Sun (or any other representative of Sun) by the date that is no later than the fourteenth (14th) day prior to Closing.”

Section 3. Foreign Operating and License Agreements. Simultaneously with the execution of each of the Operating Agreements and License Agreements (as modified in accordance with Schedules 6.16(vi) and (vii) to the Merger Agreement) with respect to the Acquired Hotels located outside of the United States, Horizon, Horizon OP and Sun shall each execute and deliver to the other parties thereto a letter agreement in all material respects in the form of Annex A attached hereto with respect to the Operating Agreements and License Agreements executed at such time (it being understood that such letter agreement shall be revised to remove references to Operating Agreements and License Agreements not executed at such time which shall then be addressed in a separate letter agreement).

Section 4. Agreement Regarding Certain Deferred Assets.

(a) Notwithstanding anything to the contrary in the Merger Agreement, the parties hereto agree that (i) the Acquired Hotels identified as the “Le Centre Sheraton Montreal Hotel”, the “Sheraton Centre Toronto Hotel” and the “Sheraton Hamilton Hotel” on Schedule 10.1(d) to the Merger Agreement and the applicable Acquired Entities (collectively, the “Canadian Hotels”), shall be deemed before, on and after the Closing to be Deferred Assets and (ii) none of the Horizon Parties or their Affiliates will have any obligations to purchase or take any other action (other than under Section 6.18(d) of the Merger Agreement) with respect to, and none of the Sun Parties or their Affiliates will have any obligations to sell or take any other action (other than under Section 6.18(d) of the Merger Agreement) with respect to, such Deferred Assets, including pursuant to Section 6.18(f) of the Merger Agreement. For the avoidance of doubt, the parties agree that the Cash Amount shall be reduced by a total of $275,600,000 in accordance with Section 6.18(e) of the Merger Agreement. The parties hereby agree and acknowledge that Exhibits E and F to the Merger Agreement, as amended and restated pursuant to this Amendment Agreement, reflect the exclusion of the Canadian Hotels pursuant to this Section 4(a).

(b) Notwithstanding anything to the contrary in the Merger Agreement, the parties hereto agree that the Acquired Hotels identified as the “Westin Europa & Regina”, the “Westin Palace Madrid” and the “Westin Palace Milan” (collectively, the “Primary International Hotels”), together with the “Sheraton Roma Hotel & Conference Centre” and the “Sheraton Skyline Hotel & Conference Center” on Schedule 10.1(d) to the Merger Agreement (together with the Primary International Hotels and together with the applicable Acquired Entities, the “Deferred International Hotels”), shall be deemed before, on and (subject to this Section 4 and Section 6.18(f) of the Merger Agreement) after the Closing to be Deferred Assets. References in the Merger Agreement to the “Deferred International Hotels deferred pursuant to Section 6.18(a)(ix)”, including those references in Article VII of the Merger Agreement, shall be deemed to refer to the Deferred International Hotels deemed to be Deferred Assets pursuant to this Section 4(b).

(c) Notwithstanding anything to the contrary in the Merger Agreement, the parties hereto agree that Horizon OP or one or more Horizon Subsidiaries designated by Horizon OP shall acquire, and Sun or the applicable Sun Subsidiary shall sell to Horizon OP (or such Horizon Subsidiary), the Deferred International Hotels as promptly as practicable after the Closing Date; provided, however that (i) Horizon OP (or such Horizon Subsidiary) shall not be required to acquire any Deferred International Hotel so long as any Horizon Deferral Trigger exists with respect to any of the Primary International Hotels and (ii) Sun (or such Sun Subsidiary) shall not be required to sell any Deferred International Hotel unless Horizon OP (or a Horizon Subsidiary) agrees to acquire at the same time all Deferred International Hotels not subject to an existing Deferral Trigger, including (so long as any Primary International Hotel is a Deferred Asset) at least one (1) of the Primary International Hotels. The date of any such closing pursuant to this Section 4(c) shall be deemed to be the closing date set forth in the applicable Post-Closing Notice for purposes of Section 6.18(f) of the Merger Agreement, and any such closing shall be deemed to be the “closing” for purposes of Section 6.18(f) of the Merger Agreement. Except as set forth in this Section 4, the terms and conditions of Section 6.18(f) of the Merger Agreement shall apply to Horizon OP’s (or such Horizon Subsidiary’s) acquisition, and Sun’s (or such Sun Subsidiary’s) sale, of the

Deferred International Hotels after the Closing; provided, however, that subject to the continuing existence of applicable Deferral Triggers, the parties shall endeavor in good faith to complete the closing of (i) the Deferred International Hotels (other than the Acquired Hotel identified as the “Westin Europa & Regina”) on or prior to May 3, 2006 and (ii) the Acquired Hotel identified as the “Westin Europa & Regina” on or prior to June 15, 2006.

(d) In each of the following provisions in the Merger Agreement, the Indemnification Agreement and the Tax Sharing and Indemnification Agreement, respectively, to the extent applied to any Deferred Asset that is subsequently acquired by Horizon OP pursuant to Section 6.18 of the Merger Agreement, the terms “Closing Date” and the “date on which the REIT Merger Effective Time occurs”, shall mean the applicable closing date for such Deferred Asset pursuant to Section 6.18 of the Merger Agreement, and the term “Closing” shall mean the applicable closing for such Deferred Asset pursuant to Section 6.18 of the Merger Agreement:

(i) the following Sections of the Merger Agreement: 3.8(a), 3.9(b)(v), 3.14, 3.17(a)(xiii), 3.19, 6.3(a), 6.4, 6.5, 6.6, 6.8, 6.23, 6.27, 6.28, 6.29, 10.1(i), 10.1(y), 10.1(ee), 10.1(ccc) and clauses (D) and (E) of 10.1(mmm)(i);

(ii) the following Sections of the Indemnification Agreement: 2(e), 2(f) and 2(h); and

(iii) all provisions of the Tax Sharing and Indemnification Agreement other than (for the avoidance of doubt) the following Sections: 2(j) and 3(h).

Notwithstanding the foregoing, with respect to Taxes and any Losses (within the meaning accorded to such term by the Indemnification Agreement) resulting from Taxes, this Section 4(d) shall only apply to the extent that (i) this Section 4(d) would apply, without taking into account this sentence, to a Deferred International Hotel, and (ii) such Taxes are imposed on (A) such Deferred International Hotel (including, without limitation, real and personal property Taxes imposed with respect to such Deferred International Hotel) or (B) any Acquired Entity that constitutes a Deferred Asset and owns such Deferred International Hotel.

Section 5. Foreign Operating and License Agreement Guarantee. Horizon OP hereby agrees that (i) it will guarantee, or cause a Horizon Subsidiary that will own, directly or indirectly, following the Closing all of the Acquired Hotels located in Europe to guarantee, the obligations of the applicable Horizon Affiliates under the Operating Agreements and License Agreements (as modified in accordance with Schedules 6.16(vi) and (vii) to the Merger Agreement) with respect to the Acquired Hotels located in Europe and (ii) it will cause SHC to guarantee (and if, at any time, SHC has a net worth of less than $50 million, it will cause a substitute guarantor that maintains a net worth in excess of $50 million to guarantee) the obligations of the applicable Horizon Affiliates under the Operating Agreements and License Agreements (as modified in accordance with Schedules 6.16(vi) and (vii) to the Merger Agreement) with respect to the Acquired Hotels located in Fiji and Chile; provided that no such guarantee shall be required with respect to any Acquired Hotel from and after the time such Acquired Hotel is no longer owned directly by a Horizon Subsidiary, at which time such guarantee shall terminate.

Section 6. Owner’s Investment. The bracketed amount in the definition of “Owner’s Investment” in the Operating Agreement (as modified in accordance with Schedules 6.16(vi) and (vii) to the Merger Agreement) executed for each of the Acquired Hotels shall be completed with the amount set forth opposite such Acquired Hotel on Annex B attached hereto.

Section 7. Effectiveness of Amendments. Upon the execution and delivery hereof, the Merger Agreement, the Indemnification Agreement and the Tax Sharing and Indemnification Agreement shall thereupon be deemed to be amended and restated as hereinabove set forth as fully and with the same effect as if the amendments and restatements made hereby were originally set forth in the Merger Agreement, the Indemnification Agreement and the Tax Sharing and Indemnification Agreement, as applicable, and this Amendment Agreement and each of the Merger Agreement, the Indemnification Agreement and the Tax Sharing and Indemnification Agreement shall henceforth respectively be read, taken and construed as one and the same instrument and references herein or in the Ancillary Agreements to such agreements shall be deemed to refer to such agreements as so amended and restated, but such amendments and restatements shall not operate so as to render invalid or improper any action heretofore taken under the Merger Agreement, the Indemnification Agreement or the Tax Sharing and Indemnification Agreement.

Section 8. Representations and Warranties of the Sun Parties. The Sun Parties jointly and severally represent and warrant to the Horizon Parties as follows:

(a) Authority. Each of the Sun Parties has all necessary corporate or other power and authority to execute and deliver this Amendment Agreement. The execution and delivery by each Sun Party of this Amendment Agreement have been duly and validly authorized by all necessary action and no other proceedings on the part of any Sun Party and no votes by any holder of Interests in any Sun Party are necessary to authorize this Amendment Agreement. This Amendment Agreement has been duly authorized and validly executed and delivered by each Sun Party and constitutes a legal, valid and binding obligation of each such Sun Party, enforceable against such Sun Party in accordance with its terms.

Section 9. Representations and Warranties of the Horizon Parties. The Horizon Parties jointly and severally represent and warrant to the Sun Parties as follows:

(a) Authority. Each of the Horizon Parties has all necessary corporate or other power and authority to execute and deliver this Amendment Agreement. The execution and delivery by each Horizon Party of this Amendment Agreement have been duly and validly authorized by all necessary action and no other proceedings on the part of any Horizon Party and no votes by any holder of Interests in any Horizon Party are necessary to authorize this Amendment Agreement. This Amendment Agreement has been duly authorized and validly executed and delivered by each Horizon Party and constitutes a legal, valid and binding obligation of each such Horizon Party, enforceable against such Horizon Party in accordance with its terms.

Section 10. General Provisions.

(a) Miscellaneous. This Amendment Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. This Amendment Agreement may be executed by facsimile signature. The terms of Article 10 of the Merger Agreement shall apply to this Amendment Agreement, as applicable.

(b) Merger Agreement, the Indemnification Agreement and the Tax Sharing and Indemnification Agreement in Effect. Except as specifically provided for in this Amendment Agreement, the Merger Agreement, the Indemnification Agreement and the Tax Sharing and Indemnification Agreement shall remain in full force and effect.

(c) Interpretation. For the avoidance of doubt, the words “the date hereof” when used in the amendments and restatements made hereby shall mean November 14, 2005.

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IN WITNESS WHEREOF, Horizon, Horizon OP, REIT Merger Sub, SLT Merger Sub, Sun, Trust, SHC and SLT have caused this Amendment Agreement to be signed by their respective officers (or general partner or managing member, as applicable) thereunto duly authorized all as of the date first written above.

HOST MARRIOTT CORPORATION

By:	/s/ W. Edward Walter
Name: W. Edward Walter
Title: Executive Vice President and Chief Financial Officer

HOST MARRIOTT, L.P.

By:	Host Marriott Corporation,
its sole general partner

By:	/s/ W. Edward Walter
Name: W. Edward Walter
Title: Executive Vice President and Chief Financial Officer

HORIZON SUPERNOVA MERGER SUB, L.L.C.

By:	Host Marriott, L.P.,
its sole member

By:	Host Marriott Corporation,
its sole general partner

By:	/s/ W. Edward Walter
Name: W. Edward Walter
Title: Executive Vice President and Chief Financial Officer

HORIZON SLT MERGER SUB, L.P.

By:	Horizon Supernova Merger Sub, L.L.C.,
its sole general partner

By:	Host Marriott, L.P.,
its sole member

By:	Host Marriott Corporation,
its sole general partner

By:	/s/ W. Edward Walter
Name: W. Edward Walter
Title: Executive Vice President and Chief Financial Officer

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

By:	/s/ Kenneth S. Siegel
Name: Kenneth S. Siegel
Title: Executive Vice President, General Counsel and Secretary

STARWOOD HOTELS & RESORTS

By:	/s/ Kenneth S. Siegel
Name: Kenneth S. Siegel
Title: Vice President, General Counsel and Secretary

SHERATON HOLDING CORPORATION

By:	/s/ Kenneth S. Siegel
Name: Kenneth S. Siegel
Title: Vice President and Secretary

SLT REALTY LIMITED PARTNERSHIP

By:	Starwood Hotels & Resorts,
its sole general partner

By:	/s/ Kenneth S. Siegel
Name: Kenneth S. Siegel
Title: Executive Vice President, General Counsel and Secretary